                                                     Registration No. 333-83997


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                           Pre-Effective Amendment No. 1


                              SEPARATE ACCOUNT SPL-D
             OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             (Exact Name of Registrant)

               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                 440 Lincoln Street
                                 Worcester, MA 01653
                       (Address of Principal Executive Office)

                              Mary Eldridge, Secretary
                                 440 Lincoln Street
                                 Worcester, MA 01653
                 (Name and Address of Agent for Service of Process)

               It is proposed that this filing will become effective:


                ___ immediately upon filing pursuant to paragraph (b)
                ___ on (date) pursuant to paragraph (b)
                ___ 60 days after filing pursuant to paragraph (a) (1)
                ___ on (date) pursuant to paragraph (a) (1)
                ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                            SINGLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. Registrant will file its notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1999 on or before March 1, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

                        RECONCILIATION AND TIE BETWEEN ITEMS
                         IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2             CAPTION IN PROSPECTUS
-----------             ---------------------
1.......................Cover Page
2.......................Cover Page
3.......................Not Applicable
4.......................Distribution
5.......................The Company, The Variable Account
6.......................The Variable Account
7.......................Not Applicable
8.......................Not Applicable
9.......................Legal Proceedings
10......................Summary; Description of the Company, Variable Account and the Delaware Group
                        Premium Fund, Inc.; The Contract; Contract Termination and Reinstatement; Other
                        Contract Provisions
11......................Summary; DGPF; Investment Objectives and Policies
12......................Summary; DGPF
13......................Summary; DGPF; Investment Advisory Services to DGPF; Charges and Deductions
14......................Summary; Applying for a Contract
15......................Summary; Applying for a Contract; Premium Payments; Allocation of Net
                        Premiums
16......................The Variable Account; DGPF; Allocation of Net
                        Premiums
17......................Summary; Surrender; Partial Withdrawal; Charges and Deductions; Contract
                        Termination and Reinstatement
18......................The Variable Account; DGPF
19......................Reports; Voting Rights
20......................Not Applicable
21......................Summary; Contract Loans; Other Contract Provisions
22......................Other Contract Provisions
23......................Not Required
24......................Other Contract Provisions
25......................Allmerica Financial
26......................Not Applicable
27......................The Company
28......................Directors and Principal Officers
29......................The Company
30......................Not Applicable
31......................Not Applicable
32......................Not Applicable
33......................Not Applicable
34......................Not Applicable
35......................Distribution
36......................Not Applicable
37......................Not Applicable
38......................Summary; Distribution
39......................Summary; Distribution

40......................Not Applicable
41......................The Company, Distribution
42......................Not Applicable
43......................Not Applicable
44......................Premium Payments; Contract Value and Cash Surrender Value
45......................Not Applicable
46......................Contract Value and Cash Surrender Value;  Federal Tax Considerations
47......................The Company
48......................Not Applicable
49......................Not Applicable
50......................The Variable Account
51......................Cover Page; Summary; Charges and Deductions; The Contract; Contract
                        Termination and Reinstatement; Other Contract Provisions
52......................Addition, Deletion or Substitution of Investments
53......................Federal Tax Considerations
54......................Not Applicable
55......................Not Applicable
56......................Not Applicable
57......................Not Applicable
58......................Not Applicable
59......................Not Applicable

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                     Worcester, Massachusetts
                     Modified Single Payment Variable Life Insurance Contracts

    Please read this      This Prospectus provides important information about a
  Prospectus carefully    modified single payment variable life insurance contract
  before investing and    issued by Allmerica Financial Life Insurance and Annuity
   keep it for future     Company. The Contracts are funded through the Separate
       reference.         Account SPL-D, a separate investment account of the Company that is referred to as the Variable Account.

     Variable Life        The Variable Account is subdivided into Sub-Accounts. Each
 Policies involve risks   Sub-Account invests its assets in the following investment
   including possible     portfolios of the Delaware Group Premium Fund, Inc. (certain
   loss of principal.     Underlying Funds may not be available in all states).


    This Prospectus       Growth & Income Series                Emerging Markets Series
        must be           Devon Series                          Delaware Balanced Series
     accompanied by       DelCap Series                         Convertible Securities Series
    Prospectuses of       U.S. Growth Series                    Delchester Series
       the Funds.         Aggressive Growth Series              Capital Reserves Series
                          Social Awareness Series               Strategic Income Series
                          REIT Series                           Cash Reserve Series
                          Small Cap Value Series                Global Bond Series
                          Trend Series
                          International Equity Series


                          Contract values may also be allocated to the Fixed Account, which is part of the Company's General Account.
                          The Contract provides for life insurance coverage and for
  This Life Policy is     the accumulation of a Contract Value, which will accumulate
        NOT:              on a variable basis. The Contract requires the Contract
- a bank deposit or       Owner to make an initial payment of at least $25,000.
  obligation;             Each Contract is a modified endowment contract for federal
- federally insured;      income tax purposes, except in certain circumstances
- endorsed by any         described in FEDERAL TAX CONSIDERATIONS. A loan,
  bank or                 distribution or other amounts received from a modified
  governmental            endowment contract during the life of the Insured will be
  agency.                 taxed to the extent of accumulated income in the Contract.
                          Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax. See FEDERAL
                          TAX CONSIDERATIONS.

                          This Prospectus can also be obtained from the Securities and
                          Exchange Commission's website (http://www.sec.gov).

                          It may not be advantageous to replace existing insurance with the contract.

                          The Securities and Exchange Commission has not approved or disapproved these securities or determined that the
                          information is truthful or complete. Any representation to the contrary is a criminal offense.

                          Correspondence may be mailed to       Dated            , 1999
                          Allmerica Life                        440 Lincoln Street
                          P.O. Box 8179                         Worcester, Massachusetts 01653
                          Boston, MA 02266-8179                 (508) 855-1000

                               Table of Contents


SPECIAL TERMS...............................................     3
SUMMARY OF FEES AND EXPENSES................................     6
SUMMARY OF CONTRACT FEATURES................................     8
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND
  DELAWARE GROUP PREMIUM FUND, INC..........................    12
INVESTMENT OBJECTIVES AND POLICIES..........................    13
INVESTMENT ADVISORY SERVICES................................    15
THE CONTRACT................................................    17
      Applying for a Contract...............................    17
      Free Look Period......................................    17
      Conversion Privilege..................................    18
      Payments..............................................    18
      Allocation of Payments................................    18
      Transfer Privilege....................................    19
      Death Benefit.........................................    20
      Guaranteed Death Benefit Rider........................    20
      Contract Value........................................    22
      Payment Options.......................................    23
      Optional Insurance Benefits...........................    24
      Surrender.............................................    24
      Partial Withdrawal....................................    24
CHARGES AND DEDUCTIONS......................................    24
      Monthly Deductions....................................    25
      Surrender Charge......................................    26
      Transfer Charges......................................    28
CONTRACT LOANS..............................................    28
CONTRACT TERMINATION AND REINSTATEMENT......................    29
OTHER CONTRACT PROVISIONS...................................    30
FEDERAL TAX CONSIDERATIONS..................................    31
      The Company and the Variable Account..................    32
      Taxation of the Contracts.............................    32
      Modified Endowment Contracts..........................    32
      Contract Loans........................................    33
VOTING RIGHTS...............................................    34
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............    35
DISTRIBUTION................................................    36
REPORTS.....................................................    36
LEGAL PROCEEDINGS...........................................    37
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........    37
FURTHER INFORMATION.........................................    37
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................    38
INDEPENDENT ACCOUNTANTS.....................................    38
YEAR 2000 DISCLOSURE........................................    39
FINANCIAL STATEMENTS........................................    39
APPENDIX A -- MINIMUM SUM INSURED TABLE.....................   A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...................   B-1
APPENDIX C -- PAYMENT OPTIONS...............................   C-1
APPENDIX D -- ILLUSTRATIONS.................................   D-1
APPENDIX E -- PERFORMANCE INFORMATION.......................   E-1
FINANCIAL STATEMENTS........................................   F-1

                                 SPECIAL TERMS

Age: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

Beneficiary: the person or persons you name to receive the Net Death Benefit when the Insured dies.

Company: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" also refer to Allmerica Financial Life Insurance and Annuity Company in this prospectus.

Contract Owner: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

Contract Value: the total value of your Contract. It is the sum of the:

    - Value of the units of the Sub-Accounts credited to your Contract; plus

    - Accumulation in the Fixed Account credited to the Contract.

Date of Issue: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

Death Benefit: the Face Amount (the amount of insurance determined by your payment) or the Guideline Minimum Sum Insured, whichever is greater. After the Final Payment Date, if the Guaranteed Death Benefit Rider is in effect, the Death Benefit will be the greater of the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company.

Evidence of Insurability: information, including medical information, used to decide the Insured's Underwriting Class.

Face Amount: the amount of insurance coverage. The Face Amount is shown in your Contract.

Final Payment Date: the Contract anniversary before the Insured's 100th birthday. After this date, no payments may be made and the Net Death Benefit is the Contract Value less any Outstanding Loan.

Fixed Account: the part of the Company's General Account that guarantees principal and a fixed interest rate.

General Account: all our assets other than those held in separate investment accounts.

Guideline Minimum Sum Insured: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the product of

    - The Contract Value times

    - A percentage based on the Insured's age


Guideline Single Premium: the "Guideline Single Premium" is the maximum premium that can be paid into the Contract and still allow the Contract to qualify as life insurance for tax purposes under Section 7702 of Code. The Guideline Single Premium is used to determine the Face Amount of the Contract.

Insured: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

Loan Value: the maximum amount you may borrow under the Contract.

Monthly Deductions: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal and State Payment Tax Charge.

Monthly Insurance Protection Charge: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

Monthly Processing Date: the date, shown in your Contract, when Monthly Deductions are deducted.

Net Death Benefit: Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit; minus

    - Any Outstanding Loan on the Insured's death, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is NOT in effect, the Net Death Benefit is:

    - The Contract Value; minus

    - Any Outstanding Loan on the Insured's death. If the Guaranteed Death Benefit Rider is in effect after the Final Payment Date, the Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, whichever is greater, reduced by an Outstanding Loan through the Contract month in which the Insured dies.

Outstanding Loan: all unpaid Contract loans plus loan interest due or accrued.

Principal Office: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

Pro-rata Allocation: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

Second-to-Die: the Contract may be issued as a joint survivorship
("Second-to-Die") Contract. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

Sub-Account: a subdivision of the Separate Account. Each Sub-Account invests exclusively in the shares of a corresponding Series of Delaware Group Premium Fund, Inc. ("DGPF").

Surrender Value: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

Underlying Funds ("Funds"): the Growth & Income Series, Devon Series, DelCap Series, U.S. Growth Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, International Equity Series, Emerging Markets Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, Cash Reserve Series, and Global Bond Series of Delaware Group Premium
Fund, Inc.


Underwriting Class: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

Unit: a measure of your interest in a Sub-Account.

Valuation Date: any day on which the net asset value of the shares of any Underlying Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    - Each day the New York Stock Exchange is open for trading; and

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

Valuation Period: the interval between two consecutive Valuation Dates.

Variable Account: Separate Account SPL-D, one of the Company's separate investment accounts.

Written Request: your request in writing, satisfactory to us, received at our Principal Office.

                          SUMMARY OF FEES AND EXPENSES


WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

    - A $2.50 Maintenance Fee from Contracts with a Contract Value of less than $100 (See "Maintenance Fee");

    - 0.20% on an annual basis for the administrative expenses (See "Administration Charge");

    - A deduction for the cost of insurance, which varies depending on the type of Contract and Underwriting Class (See "Monthly Insurance Protection Charge"); and

    - For the first ten Contract years only, 0.90% on an annual basis for distribution expenses (See "Distribution Fee"); and

    - For the first Contract year only, 1.50% on an annual basis for federal, state and local taxes (See "Federal and State Payment Tax Charge").

The following daily charge is deducted from the Variable Account:

    - 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge").

There are deductions from and expenses paid out of the assets of the Underlying Funds that are described in the accompanying prospectuses.

WHAT ARE THE EXPENSES AND FEES OF THE UNDERLYING FUNDS?

The following table shows the expenses of the Underlying Funds for 1998. For more information concerning fees and expenses, see the prospectuses of the Underlying Funds.


CHARGES OF THE UNDERLYING FUNDS


In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1998.


                                     Management Fee      Other Expenses    Total Fund Expenses
                                  (after any voluntary     (after any      (after any waivers/
              Fund                      waivers)         reimbursements)     reimbursements)
              ----                --------------------   ---------------   -------------------
Growth & Income Series                  0.60%                 0.11%           0.71%(2)
Devon Series                            0.65%                 0.06%           0.71%(2)
DelCap Series                           0.74%                 0.11%           0.85%(1)(2)
U.S. Growth Series@                     0.58%                 0.17%           0.75%(1)(2)
Aggressive Growth Series@               0.68%                 0.17%           0.85%(1)(2)
Social Awareness Series                 0.71%                 0.14%           0.85%(1)(2)
REIT Series@                            0.58%                 0.27%           0.85%(1)(2)
Small Cap Value Series                  0.75%                 0.10%           0.85%(2)
Trend Series                            0.75%                 0.10%           0.85%(2)
International Equity Series             0.82%                 0.13%           0.95%(1)(2)
Emerging Markets Series                 1.08%                 0.42%           1.50%(1)(2)
Delaware Balanced Series                0.65%                 0.10%           0.75%(2)
Convertible Securities Series           0.75%                 0.07%           0.82%(2)
Delchester Series                       0.65%                 0.10%           0.75%(2)
Capital Reserves Series                 0.50%                 0.19%           0.69%(2)
Strategic Income Series                 0.64%                 0.16%           0.80%(1)(2)
Cash Reserve Series                     0.45%                 0.09%           0.54%(2)
Global Bond Series                      0.68%                 0.17%           0.85%(1)(2)

@ The Aggressive Growth Series and U.S. Growth Series had not commenced operations as of December 31, 1998. Expenses shown are based on estimated and annualized amounts. Actual expenses may be greater or less than shown. The REIT Series commenced operations on May 1, 1998. Expenses shown are based on annualized amounts.



(1) For the fiscal year ended December 31, 1998, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.86% for DelCap Series, 0.89% for Social Awareness Series, 1.02% for REIT Series, 1.67% for Emerging Markets Series, 0.81% for Strategic Income Series and 0.92% for Global Bond Series. Total expenses are anticipated to be 0.92% for Aggressive Growth Series and 0.82% for U.S. Growth Series.



For the fiscal year ended December 31, 1998, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.88% for International Equity Series. Effective
March 17, 1999, the management fee for the International Equity Series increased from 0.75% to 0.85%. The fee ratios in the table have been restated to reflect the new management fee, as if it had been in effect throughout 1998.



(2) The investment adviser for the Growth & Income Series (formerly known as "Decatur Total Return Series"), Devon Series, DelCap Series, U.S. Growth Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series (formerly known as "Delaware Series"), Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management"). The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). The investment advisers for the Series of DGPF have agreed from November 1, 1999 through April 30, 2000 to maintain the voluntary management fee waivers and expense reimbursements that expired on October 31, 1999. As a result, expenses will not exceed 1.50% for the Emerging Markets Series; 0.95% for the International Equity Series; 0.85% for DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Convertible Securities Series and Global Bond Series, 0.75% for U.S. Growth Series, and 0.80% for all other Series. In addition, effective May 1, 1999, Delaware Management voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely. The fee ratios shown above have been restated, if necessary, to reflect the new voluntary limitations which took effect on November 1, 1999. The declaration of a voluntary expense limitation does not bind the investment advisers to declare future expense limitations with respect to these Funds. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved. The above ratios have been restated to reflect the new management fee structure which took effect on May 1, 1999.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.


WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT, MAKE A PARTIAL WITHDRAWAL, OR MAKE TRANSFERS?


The charges below apply only if you surrender your Contract or make partial withdrawals:


    - Surrender Charge -- A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below. This Charge applies on surrenders or partial withdrawals within ten Contract years from Date of Issue. The surrender charge begins at 10.00% of the amount that exceeds the Free 10% Withdrawal amount and decreases to 0% by the tenth Contract year. The payments you make for the Contract are the maximum amount subject to a surrender charge.

    - Partial Withdrawal Transaction Fee -- A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge.


    - Transfer Charge -- The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.



For more information, see CHARGES AND DEDUCTIONS.


                          SUMMARY OF CONTRACT FEATURES


This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Contract, together with its attached application, constitutes the entire agreement between you and the Company.



There is no guaranteed minimum Contract Value. The value of a Contract will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Contract Value will also be adjusted for other factors, including the amount of charges imposed. The Contract will terminate if the Surrender Value on a Monthly Processing Date is less than zero. The Contract Value may decrease to the point where the Contract will lapse and provide no further death benefit without additional premium payments, unless the optional Guaranteed Death Benefit Rider is in effect. This Rider may not be available in all states.


WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

    - A life insurance benefit that can protect your family;

    - Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

    - A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

    - Experienced professional investment advisers; and

    - Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the

Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die Contract, the Net Death Benefit will be paid on the death of the last surviving Insured.

Before the Final Payment Date, the Death Benefit is either the Face Amount (the amount of insurance determined by your payment) or the minimum death benefit provided by the Guideline Minimum Sum Insured, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit is NOT in effect, the Net Death Benefit is the Contract Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under one of the Company's payment options. If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a Guaranteed Death Benefit will be provided unless the Rider is subsequently terminated. The Guaranteed Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, whichever is greater, reduced by any Outstanding Loan through the Contract month in which the insured dies. For more information, see "Guaranteed Death Benefit Rider."

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract. If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire payment. If your Contract does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account; plus

    - The value of the Units in the Variable Account; plus

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

Each Sub-Account invests exclusively in a corresponding Underlying Fund of the Delaware Group Premium Fund, Inc. ("DGPF") managed by Delaware International Advisers Ltd. ("Delaware International"); and Delaware Management Company, Inc. ("Delaware Management"). The Contract also offers a Fixed Account.

This range of investment choices allows you to allocate your money among the various Underlying Funds to meet your investment needs. If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all Sub-Account investments to the Cash Reserve Series during the Right to Cancel period. Reallocation will then be made to the Sub-Account investments you selected on the application no later than the expiration of the Right to Cancel period.

You may allocate and transfer money among the following investment options:


Growth & Income Series    International Equity Series
Devon Series              Emerging Markets Series
DelCap Series             Delaware Balanced Series
U.S. Growth Series        Convertible Securities Series
Aggressive Growth Series  Delchester Series
Social Awareness Series   Capital Reserves Series
REIT Series               Strategic Income Series
Small Cap Value Series    Cash Reserve Series
Trend Series              Global Bond Series


CAN I MAKE TRANSFERS AMONG THE UNDERLYING FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Underlying Funds and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See "Transfer Privilege."

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

HOW MUCH CAN I INVEST AND HOW OFTEN?


The Contract requires a single payment on or before the Date of Issue. Additional payment(s) of at least $10,000 may be made as long as the total payments do not exceed the maximum payment amount necessary in order to qualify the Contract as "life insurance" for tax purposes. The maximum payment amount is specified in the Contract. For more information, see THE CONTRACT -- "Payments."


WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of the Surrender Value. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0%. However, any portion of the Outstanding Loan that is a preferred loan will be credited with not less than 5.50%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to a partial withdrawal transaction fee and any applicable surrender charges. The Face Amount is proportionately reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. A surrender or partial withdrawal may have tax consequences. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contracts."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may

    - Cancel your Contract under its "Right to Cancel" provision;

    - Transfer your ownership to someone else;

    - Change the Beneficiary;

    - Change the allocation for any additional payment, with no tax consequences under current law;

    - Make transfers of the Contract Value among the Underlying Funds, with no taxes incurred under current law; and

    - Add or remove the optional insurance benefits provided by rider.

CAN I CONVERT MY CONTRACT INTO A FIXED CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. You may reinstate your Contract within three years after the grace period, within limits. If the Guaranteed Death Benefit Rider is in effect, the Contract will not lapse. However, if the Guaranteed Death Benefit Rider terminates, the Contract may then lapse. See THE CONTRACT -- "Guaranteed Death Benefit Rider."

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, under Section 1035 of the Internal Revenue Code of 1986, as amended ("Code"), an exchange of (1) a life insurance contract entered into before June 21, 1988 or
(2) a life insurance contract that is not itself a modified endowment contract, will not cause the Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includable in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contracts."

* * *


It may not be advantageous to purchase single premium variable life insurance as a replacement for your current life insurance, or if you already own a variable life insurance policy.



The purpose of the Policy is to provide insurance protection for the beneficiary. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund. The Policy, together with its attached application, constitutes the entire agreement between you and the Company.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                   AND THE DELAWARE GROUP PREMIUM FUND, INC.

The Company

Allmerica Financial Life Insurance and Annuity Company ("Company" or "Allmerica Financial") is a life insurance company organized under the laws of Delaware in 1974. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. First Allmerica was formerly named State Mutual Life Assurance Company of America. First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our principal office is 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 1-508-855-1000. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Variable Account


The Variable Account is a separate investment account with eighteen (18) Sub-Accounts. Each Sub-Account invests in a Portfolio of Delaware Group Premium Fund, Inc. ("DGPF"). The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.


Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

Delaware Group Premium Fund, Inc.


Delaware Group Premium Fund, Inc. ("DGPF") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of DGPF or its separate investment series. DGPF was established to serve as an investment vehicle for various separate accounts supporting variable insurance contracts. DGPF currently has 18 investment portfolios, each issuing a series of shares: Growth & Income Series, Devon Series, DelCap Series, U.S. Growth Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, International Equity Series, Emerging Markets Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, Cash Reserve Series, and Global Bond Series (collectively, the "Underlying Funds"). The assets of each Underlying Fund are held separate from the assets of the other Underlying Funds. Each Underlying Fund operates as a separate investment vehicle, and the income or losses of one Underlying Fund have no effect on the investment performance of another Underlying Fund. Shares of the Underlying Funds are not offered to the general public but solely to separate accounts of life insurance companies.



The investment adviser for the Growth & Income Series, Devon Series, DelCap Series, U.S. Growth Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International").


                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANY MAY BE FOUND IN THE PROSPECTUS WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The statement of additional information of the Underlying Funds is available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

GROWTH & INCOME SERIES -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income. This Fund formerly was known as Decatur Total Return Series.

DEVON SERIES -- seeks current income and capital appreciation. It seeks to achieve its objective by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes exhibit the potential for above-average dividend increases over time.

DELCAP SERIES -- seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth. This Series formerly was known as the Growth Series.


U.S. GROWTH SERIES -- seeks to achieve maximum capital appreciation.


AGGRESSIVE GROWTH SERIES -- seeks to provide long-term capital appreciation which the Fund attempts to achieve by investing primarily in equity securities of companies which the investment manager believes have the potential for high earnings growth.

SOCIAL AWARENESS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of medium- to large-sized companies expected to grow over time that meet the Series' "Social Criteria" strategy.

REIT SERIES -- seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objective by investing in securities of companies primarily engaged in the real estate industry.

SMALL CAP VALUE SERIES -- seeks capital appreciation by investing in small-to-mid cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that temporarily may be out of favor or whose value is not yet recognized by the market.

TREND SERIES -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

INTERNATIONAL EQUITY SERIES -- seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

EMERGING MARKETS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.

DELAWARE BALANCED SERIES -- seeks a balance of capital appreciation, income and preservation of capital. It uses a dividend-oriented valuation strategy to select securities issued by established companies that are believed to demonstrate potential for income and capital growth. This Series formerly was known as Delaware Series.

CONVERTIBLE SECURITIES SERIES -- seeks a high level of total return on its assets through a combination of capital appreciation and current income by investing primarily in convertible securities, which may include privately placed convertible securities.

DELCHESTER SERIES -- seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high-yield bonds commonly known as "junk bonds"), U.S. government securities and commercial paper. Please read the Fund's prospectus disclosure regarding the risk factors before investing in this Series.

CAPITAL RESERVES SERIES -- seeks a high, stable level of current income while minimizing fluctuations in principal by investing in a diversified portfolio of short- and intermediate-term securities.

STRATEGIC INCOME SERIES -- seeks high current income and total return. It seeks to achieve its objective by using a multi-sector investment approach, investing primarily in three sectors of the fixed-income securities market: high yield, higher-risk securities; investment grade fixed-income securities; and foreign government and other foreign fixed-income securities. The Series also may invest in U.S. equity securities.

CASH RESERVE SERIES -- a money market fund which seeks the highest level of income consistent with the preservation of capital and liquidity through investments in short-term money market instruments.

GLOBAL BOND SERIES -- seeks current income consistent with preservation of principal by investing primarily in fixed-income securities that also may provide the potential for capital appreciation. At least 65% of the Series' assets will be invested in fixed-income securities of issuers organized or having a majority of their assets in or deriving a majority of the operating income in at least three different countries, one of which may be the United States.

Certain Underlying Funds have investment objectives and/or policies similar to those of certain other Underlying Funds. Therefore, to choose the Sub-Accounts which will best meet your needs and objectives, carefully read the prospectus of the Underlying Funds along with this Prospectus. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Contract Value in that Sub-Account, the Company will transfer it without charge on written request by you to another Sub-Account or to the General Account. The Company must receive your Written Request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) the receipt of the notice of your right to transfer. You may then change your premium and deduction allocation percentages.

                          INVESTMENT ADVISORY SERVICES


Investment advisers are paid an annual fee based on the average daily net assets of their respective Underlying Funds for management services. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under the SUMMARY OF FEES AND EXPENSES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this Prospectus. Investment advisers are paid an annual fee based on the average daily net assets of their respective Underlying Series for management services. The management fee rates are as follows:


Cash Reserve Series               First $500 Million    0.45%
                                  Next $500 Million     0.40%
                                  Next $1,500 Million   0.35%
                                  Over $2,500 Million   0.30%

Capital Reserves Series           First $500 Million    0.50%
                                  Next $500 Million    0.475%
                                  Next $1,500 Million   0.45%
                                  Over $2,500 Million  0.425%

Growth & Income Series            First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Delchester Series                 First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Delaware Balanced Series          First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Devon Series                      First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Strategic Income Series           First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Del Cap Series                    First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

U.S. Growth Series                First $500 Million    0.65%
                                  Next $500 Million     0.60%
                                  Next $1,500 Million   0.55%
                                  Over $2,500 Million   0.50%

Aggressive Growth Series          First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

Small Cap Value Series            First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

Trend Series                      First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

Social Awareness Series           First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

REIT Series                       First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

Convertible Securities Series     First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

Global Bond Series                First $500 Million    0.75%
                                  Next $500 Million     0.70%
                                  Next $1,500 Million   0.65%
                                  Over $2,500 Million   0.60%

International Equity Series       First $500 Million    0.85%
                                  Next $500 Million     0.80%
                                  Next $1,500 Million   0.75%
                                  Over $2,500 Million   0.70%

Emerging Markets Series           First $500 Million    1.25%
                                  Next $500 Million     1.20%
                                  Next $1,500 Million   1.15%
                                  Over $2,500 Million   1.10%

                                  THE CONTRACT

Applying for a Contract

Individuals wishing to purchase a Contract must complete an application and submit it to an authorized representative or to the Company at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the payment made. If the initial payment is not made with the application, on Contract delivery we will require the initial payment to place the insurance in force.

If you made the initial payment before the date of Issuance and Acceptance, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Principal Office. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of payments under its "Right to Cancel" provision as required in your state (see THE CONTRACT -- "Free Look Period," below), we will initially allocate your Sub-Account investments to the Cash Reserve Series. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

If your initial payment is equal to the amount of the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit Rider at no additional cost. If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated. (See THE CONTRACT -- "Death Benefit" -- "Guaranteed Death Benefit Rider," below)

Free Look Period

The Contract provides for a free look period under the "Right to Cancel" provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank.

Where required by state law, the refund will be your entire payment. In all other states, the refund will equal the sum of:

    - Amounts allocated to the Fixed Account; plus

    - The Contract Value in the Variable Account; plus

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

Conversion Privilege

Within 24 months of the Date of Issue, you can convert your Contract into a fixed Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

Payments


The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial payment is $25,000. In order for the Contract to qualify as a "life insurance" policy, federal tax law limits the amount of premium payments you may make in relation to the amount of life insurance provided under the Contract. Additional payments are allowed if they do not cause the Contract to fail to meet the definition of a life insurance policy under the Code. The maximum payments you may make are set forth on the specification page of your Contract. No additional payment may be less than $10,000 without our consent



Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year. See CONTRACT TERMINATION AND REINSTATEMENT.



The initial payment is used to determine the Face Amount. The Face Amount will be determined by treating the payment as equal to 100% of the Guideline Single Premium. You may request a desired Face Amount on the application. If the Face Amount you request is greater than the Face Amount determined by treating your payment as a Guideline Single Premium, the application will be amended and a Contract with the requested Face Amount will be issued, as long as it does not result in funding the Policy at less that 80% of the Guideline Single Premium. If the Face Amount you request is less than 80% of the Face Amount determined by treating your payment as equal to 100% of the Guideline Single Premium, the application will be amended and a Contract with a higher Face Amount (equal to at least 80% of the Face Amount required if your payment is treated as a Guideline Single Premium) will be issued. The application will be amended only with your consent.


Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional payment, after the initial payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

Allocation of Payments

In the application for your Contract, you decide the initial allocation of the payment among the Sub-Accounts and the Fixed Account. You may allocate the payment to one or more of the Sub-Accounts and/or the Fixed Account. The minimum amount that you may allocate to a Sub-Account is 1.00% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future payment by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

Transfer Privilege

At any time prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your Written Request or telephone request, as described in THE CONTRACT -- "Allocation of Payments." Transfers are effected at the value next computed after receipt of the transfer order.

The first 12 transfers in a Contract year are free. After that, we will deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

Transfers to and from the Fixed Account are currently permitted only if:

    - There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and


    - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value in the Fixed Account.


DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION

You may have automatic transfers of at least $100 made on a periodic basis:

    - from the Fixed Account or the Sub-Accounts which invests in the Cash Reserve Series to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

    - to reallocate Contract Value among the Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made every one, three, six or twelve months. Generally, all transfers will be processed on the 15th of each scheduled month. If the 15th is not a business day, however, or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar-Cost Averaging Option and the Automatic Account Rebalancing Option may not be in effect at the same time. The Fixed Account is not included in Automatic Account Rebalancing.

If the Contract Value in the Sub-Account from which the automatic transfer is to be made is reduced to zero, the automatic transfer option will terminate. The Contract Owner must reapply for any future automatic transfers.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

ASSET ALLOCATION MODEL REALLOCATIONS

If a Contract Owner elects to follow an asset allocation strategy, the Contract Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties who provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocations recommendations made by such third parties, and is not responsible for the investment allocations and transfers transacted on the Contract Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS

All of the transfer privileges described above are subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred;

    - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

    - Minimum period between transfers involving the Fixed Account; and

    - Maximum amounts that may be transferred from the Fixed Account.

These rules are subject to change by the Company.

Death Benefit (without Guaranteed Death Benefit Rider)

If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For Second-to-Die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER CONTRACT PROVISIONS -- "Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract Owner. See APPENDIX C -- PAYMENT OPTIONS.

The Death Benefit is the greater of the:

    - Face Amount or

    - Minimum Sum Insured.

Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit; minus

    - Any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

    - The Contract Value; minus

    - Any Outstanding Loan.

In most states, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death.

Guaranteed Death Benefit Rider (not available in all states)

If at the time of issue the Contract Owner has made payments equal to 100% of the Guideline Single Premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge. The Contract will not lapse while the Guaranteed Death Benefit Rider is in force. The Death Benefit before the Final Payment Date will be the greater of the:

    - Face Amount or

    - Minimum Sum Insured.

If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated, as described below. The guaranteed Net Death Benefit will be:

    - the greater of (a) the Face Amount as of the Final Payment Date or
      (b) the Contract Value as of the date due proof of death is received by the Company,

    - reduced by the Outstanding Loan, if any, through the Contract month in which the Insured dies.

The Guaranteed Death Benefit Rider will terminate (AND MAY NOT BE REINSTATED) on the first to occur of the following:

    - Foreclosure of the Outstanding Loan, if any; or

    - Any Contract change that results in a negative guideline level premium; or

    - A request for a partial withdrawal or preferred loan after the Final Payment Date; or

    - Upon your written request.

Minimum Sum Insured -- The minimum sum insured is a percentage of the Contract Value as set forth in APPENDIX A -- MINIMUM SUM INSURED TABLE. The minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance Contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary. The minimum sum insured under this Contract meets or exceeds the IRS Guideline Minimum Sum Insured.

Illustration In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 265% of Contract Value, if the Contract Value exceeds $37,740 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $37,740 will increase the Death Benefit by $2.65. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $132,500 ($50,000 X 2.65); Contract Value of $60,000 will produce a guideline minimum sum insured of $159,000 ($60,000 X 2.65); and Contract Value of $75,000 will produce a guideline minimum sum insured of $198,750 ($75,000 X 2.65).

Similarly, if Contract Value exceeds $37,740, each dollar taken out of Contract Value will reduce the Death Benefit by $2.65. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $159,000 to $132,500. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 200%. The Death Benefit would not exceed the $100,000 Face Amount unless the Contract Value exceeded $50,000 (rather than $37,740), and each dollar then added to or taken from Contract Value would change the Death Benefit by $2.00.

Contract Value

The Contract Value is the total value of your Contract. It is the sum of:

    - Your accumulation in the Fixed Account; plus

    - The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    - Amount of your payment(s);

    - Interest credited in the Fixed Account;

    - Investment performance of the Underlying Funds you select;

    - Partial withdrawals;

    - Loans, loan repayments and loan interest paid or credited; and

    - Charges and deductions under the Contract.

Computing Contract Value -- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

    - Your payment plus any interest earned during the underwriting period it was allocated to the Fixed Account (see THE CONTRACT -- "Applying for a Contract"); minus

    - The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the sum of:

    - Accumulations in the Fixed Account; plus

    - The sum of the products of:

       - The number of Units in each Sub-Account times



       - The value of a Unit in such Sub-Account on the Valuation Date.


The Unit -- We allocate each payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the quotient of:

    - That part of the payment allocated to the Sub-Account; divided by

    - The dollar value of a Unit on the Valuation Date the payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Underlying Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the product of:

    - The dollar value of the Unit on the preceding Valuation Date; times

    - The Net Investment Factor.

Net Investment Factor -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

    - The net asset value per share of a Underlying Fund held in the Sub-Account determined at the end of the current Valuation Period; plus

    - The per share amount of any dividend or capital gain distributions made by the Underlying Fund if the "ex-dividend" date occurs during the current Valuation Period; divided by

    - The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus

    - The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

Payment Options

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX C -- PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

Optional Insurance Benefits

You may add an optional insurance benefit to the Contract by rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS.

Surrender

You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

    - The Contract Value, minus

    - Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See CHARGES AND DEDUCTIONS -- "Surrender Charge."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See APPENDIX C -- PAYMENT OPTIONS. We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of a surrender, see FEDERAL TAX CONSIDERATIONS.

Partial Withdrawal

You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal transaction fee and any applicable surrender fee. See CHARGES AND DEDUCTIONS -- "Surrender Charge." We will normally pay the partial withdrawal within seven days following our receipt of the written request. We may delay payment as described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

No surrender charges are imposed, and no commissions are paid where the Insured as of the date of application is within the following class of individuals:

- All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all Directors of First Allmerica and its affiliates and subsidiaries, all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Contracts and any spouses or children of the above persons. However, such Insured will be subject to the Distribution Expense Charge.

Monthly Deductions

On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See CONTRACT TERMINATION AND REINSTATEMENT.) The Monthly Deduction is comprised of the following charges:

- Maintenance Fee: The Company will make a deduction of $2.50 from any Contract with less than $100 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

- Administration Charge: The Company imposes a monthly charge at an annual rate of 0.20% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- Monthly Insurance Protection Charge: Immediately after the Contract is issued, the Death Benefit will be greater than the payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco User or Non-Tobacco User (Mortality Table B for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and Underwriting Class whose Contracts have been in force for the same period.
  The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

- Distribution Expense: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 0.90% of the Contract Value.

- Federal and State Payment Tax Charge: During the first Contract year, we make a monthly deduction to partially compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. This charge is equal to an annual rate of 1.50% of the Contract Value. Premium taxes vary from state to state, ranging from zero to 5%. The deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction, and is made whether or not any premium tax applies. The Company does not intend to profit from the premium tax portion of this charge.

- Daily Deductions: We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the Variable Account.

- Mortality and Expense Risk Charge: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

- Underlying Fund Expenses: The value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of the Funds contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

Surrender Charge

A contingent surrender charge is deducted from Contract Value in the case of surrender and/or a partial withdrawal for up to 10 years from Date of Issue of the Contract. The payments you make for the Contract are the maximum amount subject to a surrender charge. Certain withdrawals may be made without surrender charges, but any part of a withdrawal that is assessed a surrender charge reduces the remaining payments that will be subject to a surrender charge in the future.

In any Contract year, you may withdraw, without a surrender charge, up to:

    - 10% of the Contract Value at the time of the withdrawal, minus

    - The total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal.")

The 10% Free Withdrawal amount applies to both partial withdrawals and a full surrender of the Contract.

We will apply a surrender charge only to the amount by which your requested withdrawal exceeds the remaining 10% Free Withdrawal amount for that Contract year. This excess withdrawal amount, which is subject to a surrender charge based on the table below, reduces the remaining amount of your payments that will be subject to a surrender charge in the future. If the amount of the remaining payments that are subject to a surrender charge is reduced to zero, we will no longer assess a surrender charge, even if the surrender or partial withdrawal is within 10 years of the Contract's Date of Issue. During the first Contract year, the surrender charge could be as much as 10% of your purchase payments. See the EXAMPLES, below.

The surrender charge applicable to the excess withdrawal amount will depend upon the number of years that the Contract has been in force, based on the following schedule:

Contract Year*      1        2       3       4       5       6       7       8       9        10+
Surrender Charge  10.00%   9.25%   8.50%   7.75%   7.00%   6.25%   4.75%   3.25%   1.50%       0%

* For a Contract that lapses and reinstates, see CONTRACT TERMINATION AND REINSTATEMENT.

The amount withdrawn from Contract Value equals the amount you request plus the contingent surrender charge and the partial withdrawal transaction fee (described below).

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if you withdraw only 8% of Contract Value in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

PARTIAL WITHDRAWAL TRANSACTION FEE

For each partial withdrawal (including a Free 10% Withdrawal), we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the partial withdrawal. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge (described below).

EXAMPLES

In each example below, it is assumed that you have not taken any loans from the Contract.

EXAMPLE 1. Assume that you made an initial payment of $100,000 to the Contract, and that the Contract Value is $120,000 when you request a full surrender of the Contract eight months later. The amount of the Free 10% Withdrawal is $12,000 (10% of Contract Value). The amount of the Contract Value that is subject to a surrender charge is $108,000 (the $120,000 Contract Value minus the Free 10% Withdrawal of $12,000). However, the amount of the surrender charge is capped at $10,000 (the first year surrender charge of 10% times your $100,000 payment to the Contract). The Surrender Value is $110,000 (the Contract Value of $120,000 minus the surrender charge of $10,000).

EXAMPLE 2. Assume that you made an initial payment of $100,000 for the Contract, and that you request a partial withdrawal of $15,000 at the beginning of the fifth Contract year when the Contract Value is $130,000. The amount of the Free 10% Withdrawal is $13,000 (10% of the Contract Value). The amount of the partial withdrawal that is subject to a surrender charge is $2,000 (the $15,000 you requested minus the Free 10% Withdrawal of $13,000). The amount of the surrender charge is $140 ($2,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $114,835 (the $130,000 Contract Value at the time of the withdrawal minus the $15,000 you requested, the $140 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is $98,000 (your $100,000 initial payment minus the $2,000 that was subject to the surrender charge).

Assume that, later in the same year, your Contract Value has grown to $150,000 and you make a request for a partial withdrawal of $10,000. The amount of the Free 10% Withdrawal is $2,000 (the $15,000 that is 10% of Contract Value at the time of withdrawal minus the prior Free 10% Withdrawal in that year of $13,000). The amount of the withdrawal that is subject to a surrender charge is $8,000 (the $10,000 you requested minus the current Free 10% Withdrawal of $2,000). The amount of the surrender charge is $560 ($8,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $139,415 (the

$150,000 Contract Value at the time of the withdrawal minus the $10,000 you requested, the $560 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is now $90,000 (the $98,000 of the initial payment that was still subject to a surrender charge after the first withdrawal minus the $8,000 that is subject to the surrender charge at the second withdrawal).

Transfer Charges

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge in that Contract year or in later Contract years. However, if you change your instructions for automatic transfers, the first automatic transfer thereafter will count as one transfer.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

    - A conversion within the first 24 months from Date of Issue;

    - A transfer to the Fixed Account to secure a loan; and

    - A transfer from the Fixed Account as a result of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Surrender Value. Contract Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

The minimum loan amount is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.


Because each Contract is a modified endowment contract for federal income tax purposes (except in certain circumstances), a loan from the Contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. For more information, see FEDERAL TAX CONSIDERATIONS.


Preferred Loan Option

Any portion of the Outstanding Loan that represents earnings in this Contract, a loan from an exchanged life insurance policy that was as carried over to this Contract or the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:

Beginning of    1     2     3     4     5     6     7     8     9    10     11
Contract Year   -     -     -     -     -     -     -     -     -    --     --
Unloaned Gain  0%    10%   20%   30%   40%   50%   60%   70%   80%   90%   100%
Available

The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

Loan Interest Charged

Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

Repayment of Outstanding Loan

You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See CONTRACT TERMINATION AND REINSTATEMENT.

Effect of Contract Loans


Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or when the Contract is surrendered.


                     CONTRACT TERMINATION AND REINSTATEMENT

Termination

Unless the Guaranteed Death Benefit Rider is in effect, the Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the payment due and the date by which it must be paid. Failure to make a sufficient payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges. See THE CONTRACT -- "Guaranteed Death Benefit Rider."

Reinstatement

A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

    - Written application for reinstatement;

    - Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

    - A payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

    - A payment that is large enough to keep the Contract in force for three months; and

    - A payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit Rider may not be reinstated.

Surrender Charge -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

Contract Value on Reinstatement -- The Contract Value on the date of reinstatement is:

    - The payment made to reinstate the Contract and interest earned from the date the payment was received at our Principal Office; plus

    - The Contract Value less any Outstanding Loan on the date of default; minus

    - The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                           OTHER CONTRACT PROVISIONS

Contract Owner

The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

Beneficiary

The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionally, unless the Contract Owner has requested otherwise.

Assignment

You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING CONTRACT PROVISIONS MAY VARY BY STATE.

Limit on Right to Challenge the Contract

We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

Suicide

The Net Death Benefit will not be paid if the Insured commits suicide within two years from the Date of Issue. Instead, we will pay the Beneficiary all payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

Misstatement of Age or Sex

If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the Death Benefit and the Face Amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

Delay of Payments

We may delay paying any amounts derived from a payment you made by check until the check has cleared your bank. Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings;

    - The SEC restricts trading on the New York Stock Exchange; or

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

The Company and the Variable Account

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes with respect to the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

Taxation of the Contracts


We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the total amount of premiums and on the relationship of the Contract Value to the Death Benefit. As a life insurance contract, the Net Death Benefit of the Contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee.



Although the Company believes the Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the
Section 7702 definition of a life insurance Contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.


Diversification Requirements. Federal tax law requires that the investment of each Sub-Account funding the Contracts is adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Underlying Funds, we believe that the Underlying Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

Modified Endowment Contracts


Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described below. A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments cannot be paid at a rate more rapidly than allowed by the payment of seven annual payments, using specified computational rules provided in Section 7702A.



If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) during the life of the Insured will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. An additional 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:


    - Made after the taxpayer becomes disabled;

    - Made after the taxpayer attains age 59 1/2; or

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.


Any contract received in exchange for a modified endowment contract will also be a modified endowment contract. All modified endowment contracts issued by the same insurance company to the same Contract Owner during any calendar year will be treated as a single modified endowment contract in computing taxable distributions.


Contract Loans


Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to business-owned policies covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.



The Company has designed this Contract to meet the definition of a modified endowment contract (described above). If the Contract is considered a modified endowment contract, Contract loans will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. An additional 10% tax is imposed on that part of any distribution that is includible in income, unless certain exceptions apply, as described above under "modified endowment contracts."



Contracts that are not Modified Endowment Contracts.



Generally, the Contracts offered under this Prospectus will be considered modified endowment contracts for federal tax purposes. However, an exchange under Section 1035 of the Code of (1) a life insurance contract entered into before June 21, 1988 or (2) a life insurance contract that is not itself a modified endowment contract, will not cause the new Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.



If the Contract is not a modified endowment contract, the amount of any withdrawal from the Contract will be treated first as a non-taxable recovery of premium payments and then as income from the Contract. Thus, a withdrawal from a Contract that is not a modified endowment contract will not ordinarily be includible in income, except to the extent that it exceeds the investment in the Contract immediately before the withdrawal.

(If the premium payments were deductible for tax purposes when paid, amounts withdrawn that are attributable to premium payments are includible in income.)



A surrender, partial withdrawal, change in Death Benefit Option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, policy owner or beneficiary.



If the Contract is not a modified endowment contract, we believe that non-preferred loans received under the Contract will be treated as an indebtedness of the Contract Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Contract Owner while the Policy is in force. There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, the owner of a Contract that is not a modified endowment contract may convert the preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Policy.


                                 VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

    - Each Contract Owner's Contract Value in the Sub-Account; divided by

    - The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Underlying Funds, or (2) to approve or disapprove an investment advisory contract for the Underlying Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Underlying Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

Name and Position With Company                     Principal Occupation(s) During Past Five Years
------------------------------                   ---------------------------------------------------
Bruce C. Anderson                                Director (since 1996), Vice President (since 1984)
  Director                                         and Assistant Secretary (since 1992) of First
                                                   Allmerica

Mary Eldridge                                    Secretary (since 1999) of First Allmerica;
  Secretary                                        Secretary (since 1999) of Allmerica
                                                   Investments, Inc.; and Secretary (since 1999) of
                                                   Allmerica Financial Investment Management
                                                   Services, Inc., Attorney with First Allmerica
                                                   (since 1998), Employee of First Allmerica (since
                                                   1992)

Warren E. Barnes                                 Vice President (since 1996) and Corporate
  Vice President and Corporate                     Controller (since 1998) of First Allmerica
  Controller

Robert E. Bruce                                  Director and Chief Information Officer (since 1997)
  Director and Chief Information Officer           and Vice President (since 1995) of First
                                                   Allmerica; and Corporate Manager (1979 to 1995)
                                                   of Digital Equipment Corporation

John P. Kavanaugh                                Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief               and Vice President (since 1991) of First
  Investment Officer                               Allmerica; and Vice President (since 1998) of
                                                   Allmerica Financial Investment Management
                                                   Services, Inc.

John F. Kelly                                    Director (since 1996), Senior Vice President (since
  Director, Vice President and General             1986), General Counsel (since 1981) and Assistant
  Counsel                                          Secretary (since 1991) of First Allmerica;
                                                   Director (since 1985) of Allmerica
                                                   Investments, Inc.; and Director (since 1990) of
                                                   Allmerica Financial Investment Management
                                                   Services, Inc.

J. Barry May                                     Director (since 1996) of First Allmerica; Director
  Director                                         and President (since 1996) of The Hanover
                                                   Insurance Company; and Vice President (1993 to
                                                   1996) of The Hanover Insurance Company

James R. McAuliffe                               Director (since 1996) of First Allmerica; Director
  Director                                         (since 1992), President (since 1994) and Chief
                                                   Executive Officer (since 1996) of Citizens
                                                   Insurance Company of America

John F. O'Brien                                  Director, President and Chief Executive Officer
  Director and Chairman of the Board               (since 1989) of First Allmerica; Director (since
                                                   1989) of Allmerica Investments, Inc.; and
                                                   Director and Chairman of the Board (since 1990)
                                                   of Allmerica Financial Investment Management
                                                   Services, Inc.

Edward J. Parry, III                             Director and Chief Financial Officer (since 1996)
  Director, Vice President, Chief                  and Vice President and Treasurer (since 1993) of
  Financial Officer and Treasurer                  First Allmerica; Treasurer (since 1993) of
                                                   Allmerica Investments, Inc.; and Treasurer (since
                                                   1993) of Allmerica Financial Investment
                                                   Management Services, Inc.

Richard M. Reilly                                Director (since 1996) and Vice President (since
  Director, President and Chief                    1990) of First Allmerica; Director (since 1990)
  Executive Officer                                of Allmerica Investments, Inc.; and Director and
                                                   President (since 1998) of Allmerica Financial
                                                   Investment Management Services, Inc.

Robert P. Restrepo, Jr.                          Director and Vice President (since 1998) of First
  Director                                         Allmerica; Chief Executive Officer (1996 to 1998)
                                                   of Travelers Property & Casualty; Senior Vice
                                                   President (1993 to 1996) of Aetna Life & Casualty
                                                   Company

Name and Position With Company                     Principal Occupation(s) During Past Five Years
------------------------------                   ---------------------------------------------------
Eric A. Simonsen                                 Director (since 1996) and Vice President (since
  Director and Vice President                      1990) of First Allmerica; Director (since 1991)
                                                   of Allmerica Investment, Inc.; and Director
                                                   (since 1991) of Allmerica Financial Investment
                                                   Management Services, Inc.

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly-owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

The Company pays commissions not to exceed 7.5% of the payment to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts, plus ongoing annual compensation of up to 1.00% of Contract Value. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge, distribution expense charge and investment earnings on amounts allocated under the Contracts to the Fixed Account in excess of the interest credited on amounts in the Fixed Account. Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

    - Payments;

    - Transfers among Sub-Accounts and the Fixed Account;

    - Partial withdrawals;

    - Increases in loan amount or loan repayments;

    - Lapse or termination for any reason; and

    - Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. We will send you reports containing financial statements and other information for the Variable Account and the Underlying Funds as the 1940 Act requires.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and Allmerica Investments, Inc. are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the Fund are no longer available for investment; or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.


Shares of the Underlying Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the Underlying Funds may also be issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. The Company and the Underlying Funds do not believe that mixed funding is currently disadvantageous to either variable life insurance contract owners or variable annuity contract owners. The Company will monitor events to identify any material conflicts among contract owners because of mixed and shared funding. If the Company concludes that separate Underlying Funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.


We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

    - Operated as a management company under the 1940 Act;

    - Deregistered under the 1940 Act if registration is no longer required; or

    - Combined with other Sub-Accounts or our other separate accounts.

                              FURTHER INFORMATION

We have filed a registration statement under the Securities Act of 1933 ("1933 Act") for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

General Description

You may allocate part or all of your payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

Fixed Account Interest


We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year. Thus, if a payment has been allocated to the Fixed Account for less than one Policy year, the interest rate credited to such payment may be greater or less than the interest rate credited to payments that have been allocated to the Policy for more than one Policy year.



Policy loans may also be made from the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).



We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Policy loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at our then current interest rate. The rate applied will be at least equal to the rate required by state law for deferment of payments. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.



Surrenders, Partial Withdrawals and Transfers



If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/ first out basis. This means that the last payments allocated to the Fixed Account will be withdrawn first.


The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Policy.

                              YEAR 2000 DISCLOSURE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company has completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company is engaged in formal communications with all of its suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 issue, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.


The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately
$61 million related to the assessment, plan development and substantial completion of the Year 2000 project, through September 30, 1999. The total remaining cost of the project is estimated between $10-15 million.


                              FINANCIAL STATEMENTS

Financial Statements for the Company are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                    APPENDIX A -- MINIMUM SUM INSURED TABLE

The minimum sum insured is a percentage of the Contract Value as set forth below. The minimum sum insured meets or exceeds the minimum guideline sum insured according to federal tax regulations.

                              MINIMUM SUM INSURED

Age of Insured                                               Percentage of
on Date of Death                                             Contract Value
----------------                                             --------------
     0-40..................................................       265%
      41...................................................       258%
      42...................................................       251%
      43...................................................       244%
      44...................................................       237%
      45...................................................       230%
      46...................................................       224%
      47...................................................       218%
      48...................................................       212%
      49...................................................       206%
      50...................................................       200%
      51...................................................       193%
      52...................................................       186%
      53...................................................       179%
      54...................................................       172%
      55...................................................       165%
      56...................................................       161%
      57...................................................       157%
      58...................................................       153%
      59...................................................       149%
      60...................................................       145%
      65...................................................       135%
      66...................................................       134%
      67...................................................       133%
      68...................................................       132%
      69...................................................       131%
      70...................................................       130%
    71-95..................................................       128%
     96....................................................       121%
      97...................................................       114%
      98...................................................       107%
      99...................................................       100%

                   APPENDIX B -- OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative. Certain riders may not be available in all states.

OPTION TO ACCELERATE BENEFITS (LIVING BENEFITS) RIDER

    This rider allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

LIFE INSURANCE 1035 EXCHANGE RIDER

    This rider provides preferred loan rates to: (a) any outstanding loan carried over from an exchanged policy, the proceeds of which are applied to purchase the Contract; and (b) a percentage of the gain under the exchanged policy, less the outstanding policy loans carried over to the Contract, as of the date of exchange.

GUARANTEED DEATH BENEFIT RIDER

    This rider provides a guaranteed Net Death Benefit which is the greater of
    (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, reduced by the Outstanding Loan, if any, through the Contract month in which the Insured dies. If the Contract Owner pays an initial payment equal to the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit Rider at no additional charge. The rider may terminate under certain circumstances.

                         APPENDIX C -- PAYMENT OPTIONS

PAYMENT OPTIONS -- On Written Request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the Beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A Contract will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

- the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

- the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the Beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

Option A: Benefits for a Specified Number of Years -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

Option B: Lifetime Monthly Benefit -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

    - when the payee dies with no further benefits due (Life Annuity);

    - when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

    - when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with payments Guaranteed for 10 years).

Option C: Interest Benefits -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

Option D: Benefits for a Specified Amount -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

Option E: Lifetime Monthly Benefits for Two Payees -- We will pay a benefit jointly to two payees during their joint lifetime. After one payee dies, the benefits to the survivor will be:

    - the same as the original amount, or

    - in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

SELECTION OF PAYMENT OPTIONS -- The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Contract Owner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the Beneficiary may select an option when the Net Death Benefit becomes payable.

- If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

- You may give the Beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this Contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS -- An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS -- A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES -- The first payment under any option, except Option C, will be due on the date this Contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES -- The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

         APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.

Assumptions

The tables illustrate the following Contracts: a Contract issued to a male, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Contract issued on a unisex basis to an Insured, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Second-to-Die Contract issued to a male, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount and a female, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount; and a Second-to-Die Contract issued on a unisex basis to two Insureds both age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect. On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and Underwriting Class, and a specified payment.

The tables illustrate Contract Values based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred). The tables also assume that the Guaranteed Death Benefit Rider is in effect. (The Contract will lapse when the Surrender Value or Contract Value is zero, unless the Guaranteed Death Benefit Rider is in effect.)

The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the Fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant gross annual rates of 0%, 6%, and 12%. The second column of the tables shows the amount that would accumulate if the initial payment was invested to earn interest (after taxes) at 5% compounded annually.

The Contract Values and Death Benefit would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12, but the rates of each Fund varied above and below the averages.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

Deductions for Charges

The amounts shown for the Death Proceeds and Contract Values take into account the deduction from payment for the tax expense charge, the Monthly Deductions from Contract Value (including the administrative charge (equivalent to 0.20% on an annual basis), and the distribution charge (equivalent to 0.90% on an annual basis, for the first ten Contract years only), and the daily charge against the Variable Account for mortality and expense risks (0.90% on an annual basis). In both the Current Cost of Insurance Charges illustrations and Guaranteed Cost of Insurance Charges illustrations, the Variable Account charges currently are equivalent to an effective annual rate of 0.90% of the average daily value of the assets in the Variable Account.

Expenses of the Underlying Funds

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses. These are assumed to be at an annual rate of 0.85% of the average daily net assets of the Underlying Funds, which is the approximate average of the expenses of the Underlying Funds in 1998. The actual fees and expenses of each Underlying Fund vary, and, in 1998, ranged from an annual rate of 0.54% to an annual rate of 1.50% of average daily net assets. The fees and expenses associated with the Contract may be more or less than 0.95% in the aggregate, depending upon how you make allocations of the Contract Value among the Sub-Accounts.


For the fiscal year ended December 31, 1998, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.86% for DelCap Series, 0.89% for Social Awareness Series, 1.02% for REIT Series, 1.67% for Emerging Markets Series, 0.81% for Strategic Income Series, 0.92% for Global Bond Series, and 0.88% for International Equity Series. Total expenses are anticipated to be 0.92% for Aggressive Growth Series and 0.82% for U.S. Growth Series.



The investment adviser for the Growth & Income Series (formerly known as "Decatur Total Return Series"), Devon Series, DelCap Series, U.S. Growth Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series (formerly known as "Delaware Series"), Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management"). The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). The investment advisers for the Series of DGPF have agreed from November 1, 1999 through April 30, 2000 to maintain the voluntary management fee waivers and expense reimbursements that expired on October 31, 1999. As a result, expenses will not exceed 1.50% for the Emerging Markets Series; 0.95% for the International Equity Series; 0.85% for DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Convertible Securities Series and Global Bond Series, 0.75% for U.S. Growth Series, and 0.80% for all other Series. In addition, effective May 1, 1999, Delaware Management voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely. The fee ratios shown above have been restated, if necessary, to reflect the new voluntary limitations which took effect on November 1, 1999. The declaration of a voluntary expense limitation does not bind the investment advisers to declare future expense limitations with respect to these Funds. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved. The above ratios have been restated to reflect the new management fee structure which took effect on May 1, 1999.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

Net Annual Rates of Investment

Taking into account the Separate Account mortality and expense risk charge of 0.90%, and the assumed 0.85% charge for Underlying Fund advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.75%, 4.25% and 10.25%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and Contract Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND RIDERS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                          Male Non-Smoker Age 55
                                                 Specified Face Amount = $74,596

                       CURRENT COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,288      23,788     74,596     22,741      25,241     74,596
          2               27,563       20,665      22,978     74,596     23,557      25,870     74,596
          3               28,941       20,070      22,195     74,596     24,390      26,515     74,596
          4               30,388       19,501      21,439     74,596     25,238      27,175     74,596
          5               31,907       18,959      20,709     74,596     26,103      27,853     74,596

          6               33,502       18,441      20,003     74,596     26,984      28,547     74,596
          7               35,178       18,134      19,322     74,596     28,071      29,258     74,596
          8               36,936       17,851      18,663     74,596     29,175      29,987     74,596
          9               38,783       17,653      18,028     74,596     30,360      30,735     74,596
         10               40,722       17,413      17,413     74,596     31,501      31,501     74,596

         11               42,758       17,006      17,006     74,596     32,643      32,643     74,596
         12               44,896       16,609      16,609     74,596     33,827      33,827     74,596
         13               47,141       16,220      16,220     74,596     35,053      35,053     74,596
         14               49,498       15,841      15,841     74,596     36,324      36,324     74,596
         15               51,973       15,471      15,471     74,596     37,642      37,642     74,596

         16               54,572       15,109      15,109     74,596     39,007      39,007     74,596
         17               57,300       14,756      14,756     74,596     40,421      40,421     74,596
         18               60,165       14,411      14,411     74,596     41,887      41,887     74,596
         19               63,174       14,074      14,074     74,596     43,406      43,406     74,596
         20               66,332       13,745      13,745     74,596     44,980      44,980     74,596

       Age 60             31,907       18,959      20,709     74,596     26,103      27,853     74,596
       Age 65             40,722       17,413      17,413     74,596     31,501      31,501     74,596
       Age 70             51,973       15,471      15,471     74,596     37,642      37,642     74,596
       Age 75             66,332       13,745      13,745     74,596     44,980      44,980     74,596

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,194     26,694     74,596
          2              26,621     28,934     74,596
          3              29,236     31,361     74,596
          4              32,055     33,993     74,596
          5              35,095     36,845     74,596
          6              38,374     39,937     74,596
          7              42,100     43,288     74,596
          8              46,107     46,920     74,596
          9              50,482     50,857     74,596
         10              55,124     55,124     75,520
         11              60,411     60,411     81,555
         12              66,205     66,205     88,714
         13              72,554     72,554     96,497
         14              79,512     79,512    104,956
         15              87,138     87,138    114,150
         16              95,494     95,494    124,143
         17             104,653    104,653    133,955
         18             114,689    114,689    146,802
         19             125,688    125,688    160,881
         20             137,742    137,742    176,310
       Age 60            35,095     36,845     74,596
       Age 65            55,124     55,124     75,520
       Age 70            87,138     87,138    114,150
       Age 75           137,742    137,742    176,310

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                          Male Non-Smoker Age 55
                                                 Specified Face Amount = $74,596

                      GUARANTEED COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,029      23,529     74,596     22,483      24,983     74,596
          2               27,563       20,094      22,407     74,596     22,994      25,307     74,596
          3               28,941       19,131      21,256     74,596     23,470      25,595     74,596
          4               30,388       18,138      20,075     74,596     23,910      25,847     74,596
          5               31,907       17,100      18,850     74,596     24,300      26,050     74,596

          6               33,502       16,015      17,578     74,596     24,640      26,203     74,596
          7               35,178       15,055      16,242     74,596     25,103      26,291     74,596
          8               36,936       14,022      14,834     74,596     25,493      26,306     74,596
          9               38,783       12,960      13,335     74,596     25,857      26,232     74,596
         10               40,722       11,719      11,719     74,596     26,047      26,047     74,596

         11               42,758       10,078      10,078     74,596     25,986      25,986     74,596
         12               44,896        8,275       8,275     74,596     25,800      25,800     74,596
         13               47,141        6,286       6,286     74,596     25,468      25,468     74,596
         14               49,498        4,081       4,081     74,596     24,966      24,966     74,596
         15               51,973        1,628       1,628     74,596     24,266      24,266     74,596

         16               54,572            0           0     74,596     23,324      23,324     74,596
         17               57,300            0           0     74,596     22,080      22,080     74,596
         18               60,165            0           0     74,596     20,471      20,471     74,596
         19               63,174            0           0     74,596     18,402      18,402     74,596
         20               66,332            0           0     74,596     15,776      15,776     74,596

       Age 60             31,907       17,100      18,850     74,596     24,300      26,050     74,596
       Age 65             40,722       11,719      11,719     74,596     26,047      26,047     74,596
       Age 70             51,973        1,628       1,628     74,596     24,266      24,266     74,596
       Age 75             66,332            0     (16,938)    74,596     15,776      15,776     74,596

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              23,938     26,438     74,596
          2              26,069     28,382     74,596
          3              28,350     30,475     74,596
          4              30,799     32,736     74,596
          5              33,428     35,178     74,596
          6              36,261     37,824     74,596
          7              39,507     40,694     74,596
          8              43,004     43,817     74,596
          9              46,847     47,222     74,596
         10              50,944     50,944     74,596
         11              55,542     55,542     74,981
         12              60,598     60,598     81,201
         13              66,073     66,073     87,878
         14              71,997     71,997     95,036
         15              78,400     78,400    102,704
         16              85,309     85,309    110,901
         17              92,786     92,786    118,766
         18             100,786    100,786    129,006
         19             109,306    109,306    139,912
         20             118,348    118,348    151,485
       Age 60            33,428     35,178     74,596
       Age 65            50,944     50,944     74,596
       Age 70            78,400     78,400    102,704
       Age 75           118,348    118,348    151,485

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                        Unisex Non-smoker Age 55
                                                 Specified Face Amount = $76,948

                       CURRENT COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,288      23,788     76,948     22,741      25,241     76,948
          2               27,563       20,665      22,978     76,948     23,557      25,870     76,948
          3               28,941       20,070      22,195     76,948     24,390      26,515     76,948
          4               30,388       19,501      21,439     76,948     25,238      27,175     76,948
          5               31,907       18,959      20,709     76,948     26,103      27,853     76,948

          6               33,502       18,441      20,003     76,948     26,984      28,547     76,948
          7               35,178       18,134      19,322     76,948     28,071      29,258     76,948
          8               36,936       17,851      18,663     76,948     29,175      29,987     76,948
          9               38,783       17,653      18,028     76,948     30,360      30,735     76,948
         10               40,722       17,413      17,413     76,948     31,501      31,501     76,948

         11               42,758       17,006      17,006     76,948     32,643      32,643     76,948
         12               44,896       16,609      16,609     76,948     33,827      33,827     76,948
         13               47,141       16,220      16,220     76,948     35,053      35,053     76,948
         14               49,498       15,841      15,841     76,948     36,324      36,324     76,948
         15               51,973       15,471      15,471     76,948     37,642      37,642     76,948

         16               54,572       15,109      15,109     76,948     39,007      39,007     76,948
         17               57,300       14,756      14,756     76,948     40,421      40,421     76,948
         18               60,165       14,411      14,411     76,948     41,887      41,887     76,948
         19               63,174       14,074      14,074     76,948     43,406      43,406     76,948
         20               66,332       13,745      13,745     76,948     44,980      44,980     76,948

       Age 60             31,907       18,959      20,709     76,948     26,103      27,853     76,948
       Age 65             40,722       17,413      17,413     76,948     31,501      31,501     76,948
       Age 70             51,973       15,471      15,471     76,948     37,642      37,642     76,948
       Age 75             66,332       13,745      13,745     76,948     44,980      44,980     76,948

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,194     26,694     76,948
          2              26,621     28,934     76,948
          3              29,236     31,361     76,948
          4              32,055     33,993     76,948
          5              35,095     36,845     76,948
          6              38,374     39,937     76,948
          7              42,100     43,288     76,948
          8              46,107     46,920     76,948
          9              50,482     50,857     76,948
         10              55,124     55,124     76,948
         11              60,411     60,411     81,555
         12              66,205     66,205     88,714
         13              72,554     72,554     96,497
         14              79,512     79,512    104,956
         15              87,138     87,138    114,150
         16              95,494     95,494    124,143
         17             104,653    104,653    133,955
         18             114,689    114,689    146,802
         19             125,688    125,688    160,881
         20             137,742    137,742    176,310
       Age 60            35,095     36,845     76,948
       Age 65            55,124     55,124     76,948
       Age 70            87,138     87,138    114,150
       Age 75           137,742    137,742    176,310

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                        Unisex Non-Smoker Age 55
                                                 Specified Face Amount = $76,948

                      GUARANTEED COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,029      23,529     76,948     22,483      24,983     76,948
          2               27,563       20,092      22,405     76,948     22,991      25,304     76,948
          3               28,941       19,139      21,264     76,948     23,475      25,600     76,948
          4               30,388       18,153      20,091     76,948     23,920      25,857     76,948
          5               31,907       17,135      18,885     76,948     24,325      26,075     76,948

          6               33,502       16,074      17,637     76,948     24,684      26,247     76,948
          7               35,178       15,143      16,331     76,948     25,170      26,357     76,948
          8               36,936       14,144      14,956     76,948     25,586      26,398     76,948
          9               38,783       13,121      13,496     76,948     25,979      26,354     76,948
         10               40,722       11,930      11,930     76,948     26,208      26,208     76,948

         11               42,758       10,347      10,347     76,948     26,190      26,190     76,948
         12               44,896        8,617       8,617     76,948     26,058      26,058     76,948
         13               47,141        6,716       6,716     76,948     25,792      25,792     76,948
         14               49,498        4,624       4,624     76,948     25,373      25,373     76,948
         15               51,973        2,302       2,302     76,948     24,771      24,771     76,948

         16               54,572            0        (312)    76,948     23,935      23,935     76,948
         17               57,300            0      (3,286)    76,948     22,829      22,829     76,948
         18               60,165            0      (6,650)    76,948     21,401      21,401     76,948
         19               63,174            0     (10,514)    76,948     19,563      19,563     76,948
         20               66,332            0     (14,984)    76,948     17,222      17,222     76,948

       Age 60             31,907       17,135      18,885     76,948     24,325      26,075     76,948
       Age 65             40,722       11,930      11,930     76,948     26,208      26,208     76,948
       Age 70             51,973        2,302       2,302     76,948     24,771      24,771     76,948
       Age 75             66,332            0     (14,984)    76,948     17,222      17,222     76,948

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              23,937     26,437     76,948
          2              26,065     28,377     76,948
          3              28,350     30,475     76,948
          4              30,801     32,739     76,948
          5              33,439     35,189     76,948
          6              36,282     37,844     76,948
          7              39,535     40,723     76,948
          8              43,040     43,852     76,948
          9              46,885     47,260     76,948
         10              50,983     50,983     76,948
         11              55,572     55,572     76,948
         12              60,657     60,657     81,280
         13              66,185     66,185     88,026
         14              72,177     72,177     95,273
         15              78,663     78,663    103,048
         16              85,669     85,669    111,369
         17              93,265     93,265    119,379
         18             101,419    101,419    129,816
         19             110,134    110,134    140,971
         20             119,412    119,412    152,848
       Age 60            33,439     35,189     76,948
       Age 65            50,983     50,983     76,948
       Age 70            78,663     78,663    103,048
       Age 75           119,412    119,412    152,848

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                          Male Non-Smoker Age 65
                                                        Female Non-Smoker Age 65
                                                 Specified Face Amount = $73,207

                       CURRENT COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,416      23,916     73,207     22,877      25,377     73,207
          2               27,563       20,876      23,189     73,207     23,803      26,115     73,207
          3               28,941       20,341      22,466     73,207     24,721      26,846     73,207
          4               30,388       19,828      21,766     73,207     25,661      27,598     73,207
          5               31,907       19,338      21,088     73,207     26,621      28,371     73,207

          6               33,502       18,868      20,430     73,207     27,603      29,165     73,207
          7               35,178       18,606      19,794     73,207     28,795      29,982     73,207
          8               36,936       18,364      19,177     73,207     30,009      30,822     73,207
          9               38,783       18,204      18,579     73,207     31,310      31,685     73,207
         10               40,722       18,000      18,000     73,207     32,572      32,572     73,207

         11               42,758       17,615      17,615     73,207     33,821      33,821     73,207
         12               44,896       17,237      17,237     73,207     35,117      35,117     73,207
         13               47,141       16,868      16,868     73,207     36,463      36,463     73,207
         14               49,498       16,507      16,507     73,207     37,861      37,861     73,207
         15               51,973       16,153      16,153     73,207     39,313      39,313     73,207

         16               54,572       15,807      15,807     73,207     40,820      40,820     73,207
         17               57,300       15,468      15,468     73,207     42,385      42,385     73,207
         18               60,165       15,137      15,137     73,207     44,010      44,010     73,207
         19               63,174       14,813      14,813     73,207     45,697      45,697     73,207
         20               66,332       14,495      14,495     73,207     47,449      47,449     73,207

       Age 70             31,907       19,338      21,088     73,207     26,621      28,371     73,207
       Age 75             40,722       18,000      18,000     73,207     32,572      32,572     73,207

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,339     26,839     73,207
          2              26,903     29,215     73,207
          3              29,644     31,769     73,207
          4              32,600     34,538     73,207
          5              35,798     37,548     73,207
          6              39,259     40,821     73,207
          7              43,192     44,379     73,207
          8              47,435     48,248     73,207
          9              52,078     52,453     73,207
         10              57,026     57,026     73,207
         11              62,620     62,620     80,153
         12              68,763     68,763     88,016
         13              75,508     75,508     96,650
         14              82,915     82,915    106,132
         15              91,049     91,049    116,543
         16              99,981     99,981    127,976
         17             109,789    109,789    140,530
         18             120,559    120,559    154,316
         19             132,386    132,386    169,454
         20             145,373    145,373    186,077
       Age 70            35,798     37,548     73,207
       Age 75            57,026     57,026     73,207

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                          Male Non-Smoker Age 65
                                                        Female Non-Smoker Age 65
                                                 Specified Face Amount = $73,207

                      GUARANTEED COST OF INSURANCE CHARGES

                         Premiums            Hypothetical 0%                   Hypothetical 6%
                        Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest    -------------------------------   -------------------------------
      Contract            At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year             Per Year      Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   ----------   ---------   --------   --------   ---------   --------   --------
          1               26,250      21,416      23,916     73,207     22,877      25,377     73,207
          2               27,563      20,876      23,189     73,207     23,803      26,115     73,207
          3               28,941      20,310      22,435     73,207     24,708      26,833     73,207
          4               30,388      19,709      21,646     73,207     25,585      27,523     73,207
          5               31,907      19,059      20,809     73,207     26,425      28,175     73,207

          6               33,502      18,346      19,908     73,207     27,214      28,777     73,207
          7               35,178      17,735      18,922     73,207     28,125      29,312     73,207
          8               36,936      17,011      17,824     73,207     28,947      29,759     73,207
          9               38,783      16,203      16,578     73,207     29,716      30,091     73,207
         10               40,722      15,142      15,142     73,207     30,275      30,275     73,207

         11               42,758      13,598      13,598     73,207     30,560      30,560     73,207
         12               44,896      11,747      11,747     73,207     30,640      30,640     73,207
         13               47,141       9,525       9,525     73,207     30,473      30,473     73,207
         14               49,498       6,853       6,853     73,207     30,006      30,006     73,207
         15               51,973       3,625       3,625     73,207     29,165      29,165     73,207

         16               54,572           0           0     73,207     27,854      27,854     73,207
         17               57,300           0           0     73,207     25,936      25,936     73,207
         18               60,165           0           0     73,207     23,221      23,221     73,207
         19               63,174           0           0     73,207     19,454      19,454     73,207
         20               66,332           0           0     73,207     14,286      14,286     73,207

       Age 70             31,907      19,059      20,809     73,207     26,425      28,175     73,207
       Age 75             40,722      15,142      15,142     73,207     30,275      30,275     73,207

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,339     26,839     73,207
          2              26,903     29,215     73,207
          3              29,644     31,769     73,207
          4              32,574     34,511     73,207
          5              35,709     37,459     73,207
          6              39,068     40,630     73,207
          7              42,856     44,044     73,207
          8              46,912     47,725     73,207
          9              51,330     51,705     73,207
         10              56,028     56,028     73,207
         11              61,272     61,272     78,428
         12              66,919     66,919     85,656
         13              72,969     72,969     93,400
         14              79,421     79,421    101,659
         15              86,265     86,265    110,420
         16              93,477     93,477    119,650
         17             101,011    101,011    129,294
         18             108,802    108,802    139,267
         19             116,761    116,761    149,454
         20             124,782    124,782    159,720
       Age 70            35,709     37,459     73,207
       Age 75            56,028     56,028     73,207

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

                          ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                            Single Premium Vari-Exceptional Life

                                                        Unisex Non-Smoker Age 65
                                                        Unisex Non-Smoker Age 65
                                                 Specified Face Amount = $72,969

                       CURRENT COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,416      23,916     72,969     22,877      25,377     72,969
          2               27,563       20,874      23,186     72,969     23,800      26,113     72,969
          3               28,941       20,339      22,464     72,969     24,719      26,844     72,969
          4               30,388       19,826      21,764     72,969     25,658      27,596     72,969
          5               31,907       19,336      21,086     72,969     26,619      28,369     72,969

          6               33,502       18,866      20,428     72,969     27,600      29,163     72,969
          7               35,178       18,604      19,792     72,969     28,792      29,979     72,969
          8               36,936       18,362      19,175     72,969     30,006      30,819     72,969
          9               38,783       18,202      18,577     72,969     31,307      31,682     72,969
         10               40,722       17,998      17,998     72,969     32,569      32,569     72,969

         11               42,758       17,613      17,613     72,969     33,818      33,818     72,969
         12               44,896       17,236      17,236     72,969     35,114      35,114     72,969
         13               47,141       16,866      16,866     72,969     36,460      36,460     72,969
         14               49,498       16,505      16,505     72,969     37,858      37,858     72,969
         15               51,973       16,151      16,151     72,969     39,310      39,310     72,969

         16               54,572       15,805      15,805     72,969     40,817      40,817     72,969
         17               57,300       15,467      15,467     72,969     42,381      42,381     72,969
         18               60,165       15,136      15,136     72,969     44,006      44,006     72,969
         19               63,174       14,811      14,811     72,969     45,693      45,693     72,969
         20               66,332       14,494      14,494     72,969     47,445      47,445     72,969

       Age 70             31,907       19,336      21,086     72,969     26,619      28,369     72,969
       Age 75             40,722       17,998      17,998     72,969     32,569      32,569     72,969

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,338     26,838     72,969
          2              26,901     29,213     72,969
          3              29,639     31,764     72,969
          4              32,595     34,532     72,969
          5              35,792     37,542     72,969
          6              39,252     40,815     72,969
          7              43,185     44,372     72,969
          8              47,428     48,240     72,969
          9              52,070     52,445     72,969
         10              57,017     57,017     72,981
         11              62,610     62,610     80,141
         12              68,752     68,752     88,002
         13              75,496     75,496     96,635
         14              82,902     82,902    106,115
         15              91,035     91,035    116,525
         16              99,965     99,965    127,956
         17             109,772    109,772    140,508
         18             120,540    120,540    154,291
         19             132,365    132,365    169,427
         20             145,350    145,350    186,048
       Age 70            35,792     37,542     72,969
       Age 75            57,017     57,017     72,981

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      Single Premium Vari-Exceptional Life

                                                        Unisex Non-Smoker Age 65
                                                        Unisex Non-Smoker Age 65

                                                 Specified Face Amount = $72,969

                      GUARANTEED COST OF INSURANCE CHARGES

                         Premiums             Hypothetical 0%                   Hypothetical 6%
                         Paid Plus        Gross Investment Return           Gross Investment Return
                         Interest     -------------------------------   -------------------------------
      Contract             At 5%      Surrender   Contract    Death     Surrender   Contract    Death
        Year            Per Year(1)     Value     Value(2)   Benefit      Value     Value(2)   Benefit
---------------------   -----------   ---------   --------   --------   ---------   --------   --------
          1               26,250       21,416      23,916     72,969     22,877      25,377     72,969
          2               27,563       20,874      23,186     72,969     23,800      26,113     72,969
          3               28,941       20,305      22,430     72,969     24,703      26,828     72,969
          4               30,388       19,698      21,636     72,969     25,575      27,512     72,969
          5               31,907       19,041      20,791     72,969     26,407      28,157     72,969

          6               33,502       18,316      19,878     72,969     27,185      28,748     72,969
          7               35,178       17,689      18,876     72,969     28,081      29,268     72,969
          8               36,936       16,948      17,761     72,969     28,887      29,699     72,969
          9               38,783       16,119      16,494     72,969     29,637      30,012     72,969
         10               40,722       15,035      15,035     72,969     30,175      30,175     72,969

         11               42,758       13,465      13,465     72,969     30,435      30,435     72,969
         12               44,896       11,586      11,586     72,969     30,489      30,489     72,969
         13               47,141        9,336       9,336     72,969     30,295      30,295     72,969
         14               49,498        6,636       6,636     72,969     29,800      29,800     72,969
         15               51,973        3,384       3,384     72,969     28,933      28,933     72,969

         16               54,572            0           0     72,969     27,597      27,597     72,969
         17               57,300            0           0     72,969     25,657      25,657     72,969
         18               60,165            0           0     72,969     22,927      22,927     72,969
         19               63,174            0           0     72,969     19,152      19,152     72,969
         20               66,332            0           0     72,969     13,989      13,989     72,969

       Age 70             31,907       19,041      20,791     72,969     26,407      28,157     72,969
       Age 75             40,722       15,035      15,035     72,969     30,175      30,175     72,969

                              Hypothetical 12%
                           Gross Investment Return
                       -------------------------------
      Contract         Surrender   Contract    Death
        Year             Value     Value(2)   Benefit
---------------------  ---------   --------   --------
          1              24,338     26,838     72,969
          2              26,901     29,213     72,969
          3              29,638     31,763     72,969
          4              32,564     34,501     72,969
          5              35,693     37,443     72,969
          6              39,041     40,604     72,969
          7              42,818     44,005     72,969
          8              46,862     47,674     72,969
          9              51,267     51,642     72,969
         10              55,952     55,952     72,969
         11              61,180     61,180     78,310
         12              66,808     66,808     85,514
         13              72,837     72,837     93,231
         14              79,266     79,266    101,461
         15              86,087     86,087    110,191
         16              93,275     93,275    119,392
         17             100,787    100,787    129,008
         18             108,561    108,561    138,957
         19             116,508    116,508    149,130
         20             124,525    124,525    159,392
       Age 70            35,693     37,443     72,969
       Age 75            55,952     55,952     72,969

(1) Assumes a $25,000 premium is paid at the beginning of the first Contract year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the funds. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. Values would be different from those shown if the rates of return averaged the hypothetical 0%, 6%, and 12%, but fluctuated above and below the average in individual Contract years.

                                   APPENDIX E
                            PERFORMANCE INFORMATION

The Contracts were first offered to the public in 1999. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Underlying Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Underlying Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

In Tables IA and IIA, performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

    - The Insured is a male Age 36, standard (non-tobacco user) Underwriting Class;

    - The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

    - There was a full surrender at the end of the applicable period.

Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a Fund's success in meeting its investment objectives.

We may compare performance information for a Sub-Account in reports and promotional literature to:

    - Standard & Poor's 500 Stock Index ("S&P 500");

    - Dow Jones Industrial Average ("DJIA");

    - Shearson Lehman Aggregate Bond Index;

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.;

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    - The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and Fund management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    - The advantages and disadvantages of investing in tax-deferred and taxable investments;

    - Customer profiles and hypothetical payment and investment scenarios;

    - Financial management and tax and retirement planning; and

    - Investment alternatives to Contracts of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                                    TABLE IA
                     AVERAGE ANNUAL TOTAL RETURNS OF FUNDS
                      FOR PERIODS ENDING DECEMBER 31, 1998
                            SINCE INCEPTION OF FUND
           NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CONTRACT


The following performance information is based on the periods that the Funds have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Male, Age 36, standard (non-tobacco user) underwriting class, that a single payment of $25,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.




                                                                             Ten Years or
                                         One Year             Five          Since Inception
Underlying Fund                        Total Return           Years            (if less)
Growth & Income Series                    -3.02%             14.98%             10.45%
Devon Series                               9.18%               N/A              21.13%
DelCap Series                              4.14%             10.23%              8.81%
U.S. Growth Series                          N/A                N/A                N/A
Aggressive Growth Series                    N/A                N/A                N/A
Social Awareness Series                    0.92%               N/A              16.32%
REIT Series                                 N/A                N/A              -48.70%
Small Cap Value Series                    -18.53%            10.02%              8.83%
Trend Series                               1.48%             12.65%             11.46%
International Equity Series               -4.00%              6.41%              6.52%
Emerging Markets Series                   -45.13%              N/A              -36.78%
Delaware Balanced Series                   3.96%             12.96%             11.59%
Convertible Securities                     3.96%             12.96%             11.59%
Delchester Series                         -15.69%             2.96%              6.38%
Capital Reserves Series                   -7.41%              1.61%              3.85%
Strategic Income Series                   -11.40%              N/A              -4.75%
Cash Reserve Series                       -9.05%              0.62%              2.02%



The inception dates for the Underlying Funds are: 10/29/92 for International Equity Series; 12/27/93 for Small Cap Value and Trend Series; 7/2/91 for DelCap Series; 7/28/88 for Delaware Balanced Series, Growth & Income Series, Delchester Series, Capital Reserves Series, and Cash Reserve Series; 5/1/97 for Devon Series, Social Awareness Series, Emerging Markets Series, and Strategic Income Series; and 5/1/98 for Aggressive Growth Series and REIT Series.


PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE IB
           SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNTS
                      FOR PERIODS ENDING DECEMBER 31, 1998
                            SINCE INCEPTION OF FUNDS
             EXCLUDING MONTHLY POLICY CHARGES AND SURRENDER CHARGES



The following performance information is based on the periods that the Funds have been in existence. The performance information is net of total Fund expenses and all Sub-Account charges. The data does NOT reflect monthly charges under the Contracts or surrender charges. It is assumed that a single premium payment of $25,000 has been made and that the entire payment was allocated to each Sub-Account individually.




                                                                             Ten Years or
                                         One Year             Five          Since Inception
Underlying Fund                        Total Return           Years            (if less)
Growth & Income Series                    10.35%             17.99%             12.65%
Devon Series                              22.93%               N/A              30.26%
DelCap Series                             17.74%             13.29%             11.73%
U.S. Growth Series                          N/A                N/A                N/A
Aggressive Growth Series                    N/A                N/A                N/A
Social Awareness Series                   14.41%               N/A              25.42%
REIT Series                                 N/A                N/A              -9.54%
Small Cap Value Series                    -5.65%             13.09%             13.52%
Trend Series                              15.00%             15.68%             16.10%
International Equity Series                9.34%              9.55%             10.14%
Emerging Markets Series                   -33.09%              N/A              -27.03%
Delaware Balanced Series                  17.55%             15.99%             13.80%
Convertible Securities                    -2.06%               N/A               7.93%
Delchester Series                         -2.71%              6.18%              8.56%
Capital Reserves Series                    5.82%              4.87%              6.04%
Strategic Income Series                    1.71%               N/A               4.34%
Cash Reserve Series                        4.13%              3.91%              4.21%
Global Bond                                6.85%               N/A               6.64%


The inception dates for the Underlying Funds are: 10/29/92 for International Equity Series; 12/27/93 for Small Cap Value and Trend Series; 7/2/91 for DelCap Series; 7/28/88 for Delaware Balanced Series, Growth & Income Series, Delchester Series, Capital Reserves Series, and Cash Reserve Series; 5/1/97 for Devon Series, Social Awareness Series, Emerging Markets Series, and Strategic Income Series; and 5/1/98 for Aggressive Growth Series and REIT Series.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              (UNAUDITED)           (UNAUDITED)
                                                             QUARTER ENDED       NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
(IN MILLIONS)                                               1999       1998       1999       1998
-------------                                             --------   --------   --------   --------
REVENUES
    Premiums............................................   $  0.1     $--        $  0.3     $  0.4
    Universal life and investment product policy fees...     83.6       67.7      240.3      195.7
    Net investment income...............................     38.5       38.7      112.7      113.5
    Net realized investment (losses) gains..............     (2.5)      (2.7)      (7.1)      19.5
    Other income........................................     18.0        0.4       17.6        0.3
                                                           ------     ------     ------     ------
        Total revenues..................................    137.7      104.1      363.8      329.4
                                                           ------     ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..........................................     39.7       32.7      130.0      114.5
    Policy acquisition expenses.........................     15.0       13.3       33.5       45.0
    Sales practice litigation expense...................    --          21.0      --          21.0
    Other operating expenses............................     40.9       22.6       96.2       72.5
                                                           ------     ------     ------     ------
        Total benefits, losses and expenses.............     95.6       89.6      259.7      253.0
                                                           ------     ------     ------     ------
Income from continuing operations before federal income
 taxes..................................................     42.1       14.5      104.1       76.4
                                                           ------     ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.............................................     (3.7)       1.5        0.6       19.0
    Deferred............................................     18.5        1.7       35.9        5.9
                                                           ------     ------     ------     ------
        Total federal income tax expense................     14.8        3.2       36.5       24.9
                                                           ------     ------     ------     ------
Net income..............................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                           ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                               (UNAUDITED)
                                                              SEPTEMBER 30,   DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                              1999            1998
------------------------------------                          -------------   ------------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,283.2 and $1,284.6)................................    $ 1,272.3       $ 1,330.4
    Equity securities at fair value (cost of $35.2 and
      $27.4)................................................         35.0            31.8
    Mortgage loans..........................................        220.3           230.0
    Real estate.............................................         14.7            14.5
    Policy loans............................................        161.4           151.5
    Other long term investments.............................          9.2             9.1
                                                                ---------       ---------
        Total investments...................................      1,712.9         1,767.3
                                                                ---------       ---------
  Cash and cash equivalents.................................        231.1           217.9
  Accrued investment income.................................         31.7            33.5
  Premiums, accounts and notes receivable...................         (0.9)        --
  Reinsurance receivables on paid and unpaid losses,
    benefits and unearned premiums..........................        285.5           308.0
  Deferred policy acquisition costs.........................      1,104.6           950.5
  Premiums, accounts and notes receivable...................          3.8             4.8
  Other assets..............................................         75.9            46.9
  Separate account assets...................................     12,464.3        11,020.4
                                                                ---------       ---------
        Total assets........................................    $15,909.8       $14,349.3
                                                                =========       =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................    $ 2,327.1       $ 2,284.8
    Outstanding claims, losses..............................         17.2            17.9
    Unearned premiums.......................................          2.7             2.7
    Contractholder deposit funds and other policy
      liabilities...........................................         45.8            38.1
                                                                ---------       ---------
        Total policy liabilities and accruals...............      2,392.8         2,343.5
                                                                ---------       ---------
  Expenses and taxes payable................................        168.8           146.2
  Reinsurance premiums payable..............................         13.3            50.5
  Deferred federal income taxes.............................        101.7            78.8
  Separate account liabilities..............................     12,463.7        11,020.4
                                                                ---------       ---------
        Total liabilities...................................     15,140.3        13,639.4
                                                                ---------       ---------
  Commitments and contingencies (Note 5)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,526 and 2,525 shares issued...........................          2.5             2.5
  Additional paid-in capital................................        423.7           407.9
  Accumulated other comprehensive income....................          0.1            24.1
  Retained earnings.........................................        343.0           275.4
                                                                ---------       ---------
        Total shareholder's equity..........................        769.3           709.9
                                                                ---------       ---------
        Total liabilities and shareholder's equity..........    $15,909.8       $14,349.3
                                                                =========       =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
COMMON STOCK................................................   $  2.5     $  2.5
                                                               ------     ------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    407.9      386.9
    Issuance of common stock................................     15.8        8.0
                                                               ------     ------
    Balance at end of period................................    423.7      394.9
                                                               ------     ------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net Unrealized Appreciation on Investments..............
    Balance at beginning of period..........................     24.1       38.5
    Net depreciation on available-for-sale securities.......    (36.9)     (18.9)
    Benefit for deferred federal income taxes...............     12.9        6.6
                                                               ------     ------
    Other comprehensive loss................................    (24.0)     (12.3)
                                                               ------     ------
    Balance at end of period................................      0.1       26.2
                                                               ------     ------
RETAINED EARNINGS
    Balance at beginning of period..........................    275.5      213.1
    Net income..............................................     67.6       51.5
                                                               ------     ------
    Balance at end of period................................    343.0      264.6
                                                               ------     ------
        Total shareholder's equity..........................   $769.3     $688.2
                                                               ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                (UNAUDITED)           (UNAUDITED)
                                                               QUARTER ENDED       NINE MONTHS ENDED
                                                               SEPTEMBER 30,         SEPTEMBER 30,
                                                            -------------------   -------------------
(IN MILLIONS)                                                 1999       1998       1999       1998
-------------                                               --------   --------   --------   --------
Net Income................................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                             ------     ------     ------     ------
Other comprehensive income:
    Net depreciation on available-for-sale securities.....     (8.0)      (9.8)     (36.9)     (18.9)
    Benefit for deferred federal income taxes.............      2.8        3.4       12.9        6.6
                                                             ------     ------     ------     ------
        Other comprehensive loss..........................     (5.2)      (6.4)     (24.0)     (12.3)
                                                             ------     ------     ------     ------
    Comprehensive income..................................   $ 22.1     $  4.9     $ 43.6     $ 39.2
                                                             ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  67.6    $  51.5
    Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
        Net realized gains (losses).........................      7.1      (19.5)
        Net amortization and depreciation...................     (1.6)      (5.9)
        Sales practice litigation expense...................    --          21.0
        Deferred federal income taxes.......................     35.9        5.9
        Change in deferred acquisition costs................   (126.1)    (140.1)
        Change in premiums and notes receivable, net of
          reinsurance.......................................    (36.2)      31.3
        Change in accrued investment income.................      1.7        2.9
        Change in policy liabilities and accruals, net......     48.3      154.2
        Change in reinsurance receivable....................     22.5      (61.3)
        Change in expenses and taxes payable................      9.7       (3.5)
        Separate account activity, net......................     (0.6)       1.6
        Other, net..........................................    (28.5)     (25.4)
                                                              -------    -------
            Net cash provided by (used in) operating
              activities....................................      9.6       12.7
                                                              -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    241.1      145.9
    Proceeds from disposals of equity securities............     18.0       42.1
    Proceeds from disposals of other investments............      0.4       12.5
    Proceeds from mortgages matured or collected............     22.7       55.3
    Purchase of available-for-sale fixed maturities.........   (253.2)     (77.6)
    Purchase of equity securities...........................     (6.4)     (29.4)
    Purchase of other investments...........................    (23.2)     (62.7)
    Other investing activities (net)........................      0.2       (0.7)
                                                              -------    -------
        Net cash provided by investing activities...........      (.4)      85.4
                                                              -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....      4.0        8.0
                                                              -------    -------
        Net cash provided by financing activities...........      4.0        8.0
                                                              -------    -------
Net change in cash and cash equivalents.....................     13.2      106.0
Cash and cash equivalents, beginning of period..............    217.9       31.1
                                                              -------    -------
Cash and cash equivalents, end of period....................  $ 231.1    $ 137.1
                                                              =======    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
REVENUES
    Premiums................................................   $  0.5     $ 22.8     $ 32.7
    Universal life and investment product policy fees.......    267.4      212.2      176.2
    Net investment income...................................    151.3      164.2      171.7
    Net realized investment gains (losses)..................     20.0        2.9       (3.6)
    Other income............................................      0.6        1.4        0.9
                                                               ------     ------     ------
        Total revenues......................................    439.8      403.5      377.9
                                                               ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..............................................    153.9      187.8      192.6
    Policy acquisition expenses.............................     64.6        2.8       49.9
    Sales practice litigation...............................     21.0      --         --
    Loss from cession of disability income business.........    --          53.9      --
    Other operating expenses................................    104.1      101.3       86.6
                                                               ------     ------     ------
        Total benefits, losses and expenses.................    343.6      345.8      329.1
                                                               ------     ------     ------
Income before federal income taxes..........................     96.2       57.7       48.8
                                                               ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.................................................     22.1       13.9       26.9
    Deferred................................................     11.8        7.1       (9.8)
                                                               ------     ------     ------
        Total federal income tax expense....................     33.9       21.0       17.1
                                                               ------     ------     ------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN MILLIONS)                                                   1998        1997
-------------                                                 ---------   ---------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,284.6 and $1,340.5)................................  $ 1,330.4   $ 1,402.5
    Equity securities at fair value (cost of $27.4 and
      $34.4)................................................       31.8        54.0
    Mortgage loans..........................................      230.0       228.2
    Real estate.............................................       14.5        12.0
    Policy loans............................................      151.5       140.1
    Other long-term investments.............................        9.1        20.3
                                                              ---------   ---------
        Total investments...................................    1,767.3     1,857.1
                                                              ---------   ---------
  Cash and cash equivalents.................................      217.9        31.1
  Accrued investment income.................................       33.5        34.2
  Deferred policy acquisition costs.........................      950.5       765.3
  Reinsurance receivables on paid and unpaid losses, future
    policy benefits and unearned premiums...................      308.0       251.1
  Other assets..............................................       46.9        10.7
  Separate account assets...................................   11,020.4     7,567.3
                                                              ---------   ---------
        Total assets........................................  $14,344.5   $10,516.8
                                                              =========   =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................  $ 2,284.8   $ 2,097.3
    Outstanding claims, losses and loss adjustment
      expenses..............................................       17.9        18.5
    Unearned premiums.......................................        2.7         1.8
    Contractholder deposit funds and other policy
      liabilities...........................................       38.1        32.5
                                                              ---------   ---------
        Total policy liabilities and accruals...............    2,343.5     2,150.1
                                                              ---------   ---------
  Expenses and taxes payable................................      146.2        77.6
  Reinsurance premiums payable..............................       45.7         4.9
  Deferred federal income taxes.............................       78.8        75.9
  Separate account liabilities..............................   11,020.4     7,567.3
                                                              ---------   ---------
        Total liabilities...................................   13,634.6     9,875.8
                                                              ---------   ---------
  Commitments and contingencies (Note 12)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,524 and 2,521 shares issued and outstanding...........        2.5         2.5
  Additional paid-in capital................................      407.9       386.9
  Accumulated other comprehensive income....................       24.1        38.5
  Retained earnings.........................................      275.4       213.1
                                                              ---------   ---------
        Total shareholder's equity..........................      709.9       641.0
                                                              ---------   ---------
        Total liabilities and shareholder's equity..........  $14,344.5   $10,516.8
                                                              =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
COMMON STOCK................................................  $   2.5    $   2.5    $   2.5
                                                              -------    -------    -------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    386.9      346.3      324.3
    Issuance of common stock................................     21.0       40.6       22.0
                                                              -------    -------    -------
    Balance at end of period................................    407.9      386.9      346.3
                                                              -------    -------    -------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net unrealized appreciation on investments:
    Balance at beginning of period..........................     38.5       20.5       23.8
    Appreciation (depreciation) during the period:
        Net (depreciation) appreciation on
          available-for-sale securities.....................    (23.4)      27.0       (5.1)
        Benefit (provision) for deferred federal income
          taxes.............................................      9.0       (9.0)       1.8
                                                              -------    -------    -------
                                                                (14.4)      18.0       (3.3)
                                                              -------    -------    -------
    Balance at end of period................................     24.1       38.5       20.5
                                                              -------    -------    -------
RETAINED EARNINGS
    Balance at beginning of period..........................    213.1      176.4      144.7
    Net income..............................................     62.3       36.7       31.7
                                                              -------    -------    -------
    Balance at end of period................................    275.4      213.1      176.4
                                                              -------    -------    -------
        Total shareholder's equity..........................  $ 709.9    $ 641.0    $ 545.7
                                                              =======    =======    =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
Other comprehensive income:
    Net (depreciation) appreciation on available-for-sale
      securities............................................    (23.4)      27.0       (5.1)
    Benefit (provision) for deferred federal income taxes...      9.0       (9.0)       1.8
                                                               ------     ------     ------
        Other comprehensive income..........................    (14.4)      18.0       (3.3)
                                                               ------     ------     ------
    Comprehensive income....................................     47.9     $ 54.7     $ 28.4
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  62.3    $  36.7    $  31.7
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Net realized gains..................................    (20.0)      (2.9)       3.6
        Net amortization and depreciation...................     (7.1)     --           3.5
        Sales practice litigation expense...................     21.0
        Loss from cession of disability income business.....    --          53.9      --
        Deferred federal income taxes.......................     11.8        7.1       (9.8)
        Payment related to cession of disability income
          business..........................................    --        (207.0)     --
        Change in deferred acquisition costs................   (177.8)    (181.3)     (66.8)
        Change in reinsurance premiums payable..............     40.8        3.9       (0.2)
        Change in accrued investment income.................      0.7        3.5        1.2
        Change in policy liabilities and accruals, net......    193.1      (72.4)     (39.9)
        Change in reinsurance receivable....................    (56.9)      22.1       (1.5)
        Change in expenses and taxes payable................     55.4        0.2       32.3
        Separate account activity, net......................     (0.5)       1.6        8.0
        Other, net..........................................    (28.0)      (8.7)       2.3
                                                              -------    -------    -------
            Net cash provided by (used in) operating
              activities....................................     94.8     (343.3)     (35.6)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    187.0      909.7      809.4
    Proceeds from disposals of equity securities............     53.3        2.4        1.5
    Proceeds from disposals of other investments............     22.7       23.7       17.4
    Proceeds from mortgages matured or collected............     60.1       62.9       34.0
    Purchase of available-for-sale fixed maturities.........   (136.0)    (579.7)    (795.8)
    Purchase of equity securities...........................    (30.6)      (3.2)     (13.2)
    Purchase of other investments...........................    (22.7)      (9.0)     (13.9)
    Purchase of mortgages...................................    (58.9)     (70.4)     (22.3)
    Other investing activities, net.........................     (3.9)     --          (2.0)
                                                              -------    -------    -------
        Net cash provided by investing activities...........     71.0      336.4       15.1
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....     21.0       19.2       22.0
                                                              -------    -------    -------
        Net cash provided by financing activities...........     21.0       19.2       22.0
                                                              -------    -------    -------
Net change in cash and cash equivalents.....................    186.8       12.3        1.5
Cash and cash equivalents, beginning of period..............     31.1       18.8       17.3
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 217.9    $  31.1    $  18.8
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid...........................................  $   0.6    $ --       $   3.4
    Income taxes paid.......................................  $  36.2    $   5.4    $  16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                                         1998
                                                    ----------------------------------------------
                                                                  GROSS        GROSS
DECEMBER 31,                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                       COST (1)      GAINS        LOSSES      VALUE
-------------                                       ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and
 agency securities................................  $    5.8       $ 0.8        $--       $    6.6
States and political subdivisions.................       2.7         0.2        --             2.9
Foreign governments...............................      48.8         1.6          1.5         48.9
Corporate fixed maturities........................   1,096.0        58.0         17.7      1,136.3
Mortgage-backed securities........................     131.3         5.8          1.4        135.7
                                                    --------       -----        -----     --------
Total fixed maturities............................  $1,284.6       $66.4        $20.6     $1,330.4
                                                    ========       =====        =====     ========
Equity securities.................................  $   27.4       $ 8.9        $ 4.5     $   31.8
                                                    ========       =====        =====     ========

                                                                              1997
                                                         ----------------------------------------------
                                                                       GROSS        GROSS
DECEMBER 31,                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                            COST (1)      GAINS        LOSSES      VALUE
-------------                                            ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and agency
 securities.........................................     $    6.3       $ 0.5        $--       $    6.8
States and political subdivisions...................          2.8         0.2        --             3.0
Foreign governments.................................         50.1         2.0        --            52.1
Corporate fixed maturities..........................      1,147.5        58.7          3.3      1,202.9
Mortgage-backed securities..........................        133.8         5.2          1.3        137.7
                                                         --------       -----        -----     --------
Total fixed maturities..............................     $1,340.5       $66.6        $ 4.6     $1,402.5
                                                         ========       =====        =====     ========
Equity securities...................................     $   34.4       $19.9        $ 0.3     $   54.0
                                                         ========       =====        =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
-------------                                                 ---------   --------
Due in one year or less.....................................  $   97.7    $   98.9
Due after one year through five years.......................     269.1       278.3
Due after five years through ten years......................     638.2       658.5
Due after ten years.........................................     279.6       294.7
                                                              --------    --------
Total.......................................................  $1,284.6    $1,330.4
                                                              ========    ========

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM     GROSS      GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES    GAINS      LOSSES
-------------                                                 ---------------   --------   --------
1998
Fixed maturities............................................        $ 60.0       $ 2.0      $ 2.0
Equity securities...........................................        $ 52.6       $17.5      $ 0.9

1997
Fixed maturities............................................        $702.9       $11.4      $ 5.0
Equity securities...........................................        $  1.3       $ 0.5      $--

1996
Fixed maturities............................................        $496.6       $ 4.3      $ 8.3
Equity securities...........................................        $  1.5       $ 0.4      $ 0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                               FIXED       SECURITIES
(IN MILLIONS)                                                MATURITIES   AND OTHER (1)    TOTAL
-------------                                                ----------   -------------   --------
1998
Net appreciation, beginning of year........................    $ 22.1        $ 16.4        $ 38.5
                                                               ------        ------        ------
Net depreciation on available-for-sale securities..........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       7.1        --               7.1
Benefit from deferred federal income taxes.................       3.2           5.8           9.0
                                                               ------        ------        ------
                                                                 (5.9)         (8.5)        (14.4)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 16.2        $  7.9        $ 24.1
                                                               ======        ======        ======

1997
Net appreciation, beginning of year........................    $ 12.7        $  7.8        $ 20.5
                                                               ------        ------        ------
Net appreciation on available-for-sale securities..........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............      (9.8)       --              (9.8)
Provision for deferred federal income taxes................      (5.1)         (3.9)         (9.0)
                                                               ------        ------        ------
                                                                  9.4           8.6          18.0
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 22.1        $ 16.4        $ 38.5
                                                               ======        ======        ======

1996
Net appreciation, beginning of year........................    $ 20.4        $  3.4        $ 23.8
                                                               ------        ------        ------
Net (depreciation) appreciation on available-for-sale
 securities................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       9.0        --               9.0
Benefit (provision) for deferred federal income taxes......       4.1          (2.3)          1.8
                                                               ------        ------        ------
                                                                 (7.7)          4.4          (3.3)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 12.7        $  7.8        $ 20.5
                                                               ======        ======        ======

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Mortgage loans..............................................   $230.0     $228.2
Real estate held for sale...................................     14.5       12.0
                                                               ------     ------
Total mortgage loans and real estate........................   $244.5     $240.2
                                                               ======     ======

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Property type:
  Office building...........................................   $129.2     $101.7
  Residential...............................................     18.9       19.3
  Retail....................................................     37.4       42.2
  Industrial/warehouse......................................     59.2       61.9
  Other.....................................................      3.1       24.5
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Geographic region:
  South Atlantic............................................   $ 55.5     $ 68.7
  Pacific...................................................     80.0       56.6
  East North Central........................................     41.4       61.4
  Middle Atlantic...........................................     22.5       29.8
  West South Central........................................      6.7        6.9
  New England...............................................     26.9       12.4
  Other.....................................................     14.8       13.8
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

At December 31, 1998, scheduled mortgage loan maturities were as follows:
1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 --
$11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                   BALANCE AT                              BALANCE AT
(IN MILLIONS)                                      JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
-------------                                      ----------   ----------   ----------   ------------
1998
Mortgage loans...................................     $ 9.4        $(4.5)       $1.6          $ 3.3
                                                      =====        =====        ====          =====
1997
Mortgage loans...................................     $ 9.5        $ 1.1        $1.2          $ 9.4
Real estate......................................       1.7          3.7         5.4         --
                                                      -----        -----        ----          -----
    Total........................................     $11.2        $ 4.8        $6.6          $ 9.4
                                                      =====        =====        ====          =====
1996
Mortgage loans...................................     $12.5        $ 4.5        $7.5          $ 9.5
Real estate......................................       2.1        --            0.4            1.7
                                                      -----        -----        ----          -----
    Total........................................     $14.6        $ 4.5        $7.9          $11.2
                                                      =====        =====        ====          =====

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $107.7     $130.0     $137.2
Mortgage loans..............................................     25.5       20.4       22.0
Equity securities...........................................      0.3        1.3        0.7
Policy loans................................................     11.7       10.8       10.2
Real estate.................................................      3.3        3.9        6.2
Other long-term investments.................................      1.5        1.0        0.8
Short-term investments......................................      4.2        1.4        1.4
                                                               ------     ------     ------
Gross investment income.....................................    154.2      168.8      178.5
Less investment expenses....................................     (2.9)      (4.6)      (6.8)
                                                               ------     ------     ------
Net investment income.......................................   $151.3     $164.2     $171.7
                                                               ======     ======     ======

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $ (6.1)    $  3.0     $ (3.3)
Mortgage loans..............................................      8.0       (1.1)      (3.2)
Equity securities...........................................     15.7        0.5        0.3
Real estate.................................................      2.4       (1.5)       2.5
Other.......................................................    --           2.0        0.1
                                                               ------     ------     ------
Net realized investment gains (losses)......................   $ 20.0     $  2.9     $ (3.6)
                                                               ======     ======     ======

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................   $ (8.2)    $ 20.3     $(5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2        2.3      (2.0)
                                                               ------     ------     -----
Other comprehensive income..................................   $(14.4)    $ 18.0     $(3.3)
                                                               ======     ======     =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                           1998                  1997
                                                    -------------------   -------------------
DECEMBER 31,                                        CARRYING     FAIR     CARRYING     FAIR
(IN MILLIONS)                                        VALUE      VALUE      VALUE      VALUE
-------------                                       --------   --------   --------   --------
FINANCIAL ASSETS
  Cash and cash equivalents.......................  $  217.9   $  217.9   $   31.1   $   31.1
  Fixed maturities................................   1,330.4    1,330.4    1,402.5    1,402.5
  Equity securities...............................      31.8       31.8       54.0       54.0
  Mortgage loans..................................     230.0      241.9      228.2      239.8
  Policy loans....................................     151.5      151.5      140.1      140.1
                                                    --------   --------   --------   --------
                                                    $1,961.6   $1,973.5   $1,855.9   $1,867.5
                                                    ========   ========   ========   ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts..............  $1,069.4   $1,034.6   $  876.0   $  850.6
  Supplemental contracts without life
    Contingencies.................................      16.6       16.6       15.3       15.3
                                                    --------   --------   --------   --------
                                                    $1,086.0   $1,051.2   $  891.3   $  865.9
                                                    ========   ========   ========   ========

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Federal income tax expense (benefit)
  Current...................................................   $22.1      $13.9      $26.9
  Deferred..................................................    11.8        7.1       (9.8)
                                                               -----      -----      -----
Total.......................................................   $33.9      $21.0      $17.1
                                                               =====      =====      =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(205.1)   $(175.8)
  Deferred acquisition costs................................    278.8      226.4
  Investments, net..........................................     12.5       27.0
  Sales practice litigation.................................     (7.4)     --
  Bad debt reserve..........................................     (0.4)      (2.0)
  Other, net................................................      0.4        0.3
                                                              -------    -------
Deferred tax liability, net.................................  $  78.8    $  75.9
                                                              =======    =======

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance premiums:
  Direct....................................................   $ 45.5     $ 48.8     $ 53.3
  Assumed...................................................    --           2.6        3.1
  Ceded.....................................................    (45.0)     (28.6)     (23.7)
                                                               ------     ------     ------
Net premiums................................................   $  0.5     $ 22.8     $ 32.7
                                                               ======     ======     ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................   $204.0     $226.0     $206.4
  Assumed...................................................    --           4.2        4.5
  Ceded.....................................................    (50.1)     (42.4)     (18.3)
                                                               ------     ------     ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................   $153.9     $187.8     $192.6
                                                               ======     ======     ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Balance at beginning of year................................   $765.3     $632.7     $555.7
  Acquisition expenses deferred.............................    242.4      184.2      116.6
  Amortized to expense during the year......................    (64.6)     (53.1)     (49.9)
  Adjustment to equity during the year......................      7.4      (10.2)      10.3
  Adjustment for cession of disability income insurance.....    --         (38.6)     --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --          50.3      --
                                                               ------     ------     ------
Balance at end of year......................................   $950.5     $765.3     $632.7
                                                               ======     ======     ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Statutory net income........................................   $ (8.2)    $ 31.5     $  5.4
Statutory shareholder's surplus.............................   $309.7     $307.1     $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

                                    PART II


UNDERTAKINGS AND REPRESENTATIONS

UNDERTAKING TO FILE REPORTS
---------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

Article VIII of Registrant's Bylaws provides: Each Director and each officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF THE REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.

Written consents of the following persons:

     1.    Actuarial Consent
     2.    Opinion of Counsel
     3.    Consent of Independent Accountants

The following exhibits:

     1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

          (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Separate Account SPL-D was previously on July 29, 1999 in the Registrant's Initial Registration Statement of Separate Account SPL-D, and is incorporated by reference herein.

          (2)  Not Applicable.

          (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration
                    No. 33-83604), and is incorporated by reference herein.

               (b) Registered Representatives/Agent's Agreement was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration
                    No. 33-83604), and is incorporated by reference herein.

               (c) Commission Schedule was previously filed on July 6, 1998 in Registrant's Initial Registration Statement of Allmerica Select Separate Account II (Registration No. 33-83604), and is incorporated by reference herein.

               (d) Form of Delaware Wholesaling Agreement was previously filed in Post-Effective Amendment No. 33-82658/811-8704 on December 15, 1998, and is incorporated by reference herein.

          (4)  Not Applicable.

          (5)  (a)  Contract;

               (b) Option To Accelerate Death Benefits Rider (Living Benefits Rider);

               (c)  Section 1035 Rider; and

               (d) Guaranteed Death Benefit Rider were previously filed on July 29, 1999 in the Registrant's Initial Registration Statement of Separate Account SPL-D, and are incorporated by reference herein.

          (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed on October 1, 1995 in Post-Effective Amendment No. 1 of Allmerica Select Separate Account II (Registration No. 33-83604), and are incorporated by reference herein.

          (7)  Not Applicable.

          (8) (a) The Participation Agreement with Delaware Group Premium Fund, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 of Allmerica VEL II Separate Account (Registration Statement No. 33-57792), and is incorporated by reference herein.

          (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604), and are incorporated by reference herein.

               (b)  Directors' Power of Attorney is filed herewith.

          (10) Application was previously filed on July 29, 1999 in Registrant's Initial Registration Statement of Separate Account SPL-D, and is incorporated by reference herein.

     2.   Policy and Policy Riders are included in Exhibit 1(5) above

     3.   Opinion of Counsel is filed herewith.

     4.   Not Applicable.

     5.   Not Applicable.

     6.   Actuarial Consent is filed herewith.

     7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) was previously filed on July 29, 1999 in Registrant's Initial Registration Statement of Separate Account SPL-D, and is incorporated by reference herein.

     8.   Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st day of November, 1999.

                            SEPARATE ACCOUNT SPL-D OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                             By: /s/ Mary Eldridge
                                 --------------------------
                                 Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                               Title                                         Date
----------                               -----                                         ----
/s/ Warren E. Barnes                     Vice President and Corporate Controller       November 1, 1999
----------------------------------
Warren E. Barnes


Edward J. Parry III*                     Director, Vice President, Chief Financial
----------------------------------       Officer and Treasurer


Richard M. Reilly*                       Director, President and
----------------------------------       Chief Executive Officer

John F. O'Brien*                         Director and Chairman of the Board
----------------------------------

Bruce C. Anderson*                       Director
----------------------------------

Robert E. Bruce*                         Director and Chief Information Officer
----------------------------------

John P. Kavanaugh*                       Director, Vice President and
----------------------------------       Chief Investment Officer

John F. Kelly*                           Director, Vice President and
----------------------------------       General Counsel

J. Barry May*                            Director
----------------------------------

James R. McAuliffe*                      Director
----------------------------------

Robert P. Restrepo, Jr.*                 Director
----------------------------------

Eric A. Simonsen*                        Director and Vice President
----------------------------------

Phillip E. Soule                         Director
----------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/S/ Sheila B. St. Hilaire
-------------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                              FORM S-6 EXHIBIT TABLE

Exhibit 1(5)(a)     Contract

Exhibit 1(9)(b)     Directors' Power of Attorney

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 8           Consent of Independent Accountants

Exhibit 10          Application